The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has become effective under the Securities Act of 1933, as amended. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 22, 2011

Preliminary prospectus supplement
(To Prospectus dated June 6, 2011)

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-174746

1,153,420 shares

Common stock

The selling stockholders identified in this prospectus supplement are selling 1,153,420 shares of our common stock. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Our common stock is listed on The NASDAQ Global Market under the symbol “PODD.” The last reported trading price of our common stock on June 21, 2011, as reported by The NASDAQ Global Market, was $20.47 per share.

Concurrently with this offering, we are making a public offering of $110 million principal amount of          % convertible senior notes due 2016, or the convertible notes (or up to $126.5 million principal amount of such convertible notes if the underwriter for such offering exercises its option to purchase additional convertible notes in full), which we refer to herein as the Convertible Notes Offering. We cannot assure you that the Convertible Notes Offering will be completed or, if completed, on what terms it will be completed. The offering of common stock hereby is not contingent upon the consummation of the Convertible Notes Offering, and the Convertible Notes Offering is not contingent on the consummation of the offering of common stock hereby.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page S-9.

	Per share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds to the selling stockholders, before expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about June   , 2011.

Sole book-running manager

J.P. Morgan

Lead manager

Canaccord Genuity

June   , 2011

Prospectus supplement

Prospectus

This document is in two parts, the first part is this prospectus supplement, which describes the specific terms of this offering of common stock by the selling stockholders and also adds to and updates the information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, dated June 6, 2011, which gives more information about us and the types of offerings that we may undertake, some of which does not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

We, the selling stockholders and the underwriters have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any relevant free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein and in any free writing prospectus that we have authorized for use in connection with this offering is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus and any document incorporated by reference that was filed with the Securities and Exchange Commission, or the SEC, before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the prospectus supplement—the statement in the document having the later date modifies or supersedes the earlier statement.

You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein or therein, and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the sections of this prospectus supplement and accompanying prospectus entitled “Where you can find more information” and “Incorporation of certain documents by reference.”

Unless expressly stated otherwise, all references in this prospectus supplement to “the Company,” Insulet,” “we,” “us,” “our” or similar references mean Insulet Corporation and its subsidiaries on a consolidated basis. The term “selling stockholders” refers to the selling stockholders named in this prospectus supplement under the caption “Selling stockholders.” References to “Neighborhood Diabetes” refer to Neighborhood Holdings, Inc., a Delaware corporation, and its subsidiaries on a consolidated basis, which we acquired on June 1, 2011, as more thoroughly described in “Prospectus supplement summary—Recent developments—The Acquisition” and “The Acquisition.”

We have registered the trademarks OMNIPOD and the OMNIPOD design with the U.S. Patent and Trademark Office on the Principal Register. We have applied with the U.S. Patent and Trademark Office to register the trademark INSULET. The INSULET mark is subject to an ongoing opposition proceeding. This prospectus supplement also includes or incorporates by reference trademarks, service marks and trade names of other companies.

S-ii

Cautionary statement regarding forward-looking statements

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain, or will contain, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including those related to our recently announced acquisition of Neighborhood Diabetes. We may, in some cases, use words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “target,” “will,” “would” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to:

•	our historical operating losses;

•	our dependence on the OmniPod System;

•	our ability to achieve and maintain market acceptance of the OmniPod System;

•	our ability to increase customer orders and manufacturing volume;

•	our ability to decrease manufacturing costs and improve our margins;

•	adverse changes in general economic conditions;

•	potential adverse effects of healthcare reform legislation;

•	our ability to raise additional funds in the future;

•	our ability to anticipate and effectively manage risks associated with doing business internationally, particularly in China;

•	our dependence on third-party manufacturers and suppliers;

•	our ability to obtain favorable reimbursement from third-party payors for the OmniPod System and potential adverse changes in reimbursement rates or policies relating to the OmniPod;

•	potential adverse effects resulting from competition;

•	technological innovations adversely affecting our business;

•	potential termination of our license to incorporate a blood glucose meter into the OmniPod System;

•	our ability to protect our intellectual property and other proprietary rights;

•	conflicts with the intellectual property of third parties;

S-iii

•	adverse regulatory or legal actions relating to the OmniPod System;

•	the potential violation of federal or state laws prohibiting “kickbacks” and false and fraudulent claims or adverse effects of challenges to or investigations into our practices under these laws;

•	product liability lawsuits that may be brought against us;

•	unfavorable results of clinical studies relating to the OmniPod System or the products of our competitors;

•	our ability to expand and maintain our customer base;

•	our ability to attract and retain key personnel;

•	our ability to manage our growth;

•	potential adverse effects of any acquisitions or investments;

•	our ability to maintain compliance with the restrictions and covenants related to our indebtedness;

•	our ability to successfully maintain effective internal controls;

•	our ability to successfully manage and integrate the business acquired from Neighborhood Diabetes, the acquisition of which is described in “Prospectus supplement summary—Recent developments—The Acquisition” and “The Acquisition”;

•	our ability to obtain consent and waivers to change of control provisions in Neighborhood Diabetes’ agreements with certain of its key partners;

•	our ability to successfully compete in the lines of business in which Neighborhood Diabetes is enaged that are new to us;

•	the volatility of the price of our common stock;

•	and other risks and uncertainties described in “Risk factors,” including those related to the acquisition of Neighborhood Diabetes and the risks related to the business of Neighborhood Diabetes, and in our Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on March 10, 2011.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on these forward-looking statements because such statements speak only as to the date when made. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements.

S-iv

Prospectus supplement summary

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus or incorporated by reference herein or therein. Because this section is only a summary, it does not contain all of the information that may be important to you or that you should consider before making an investment decision. We encourage you to read this entire prospectus supplement, the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before making an investment decision.

Our business

We are a medical device company that develops, manufactures and markets an innovative, discreet and easy-to-use insulin infusion system for people with insulin-dependent diabetes. Our proprietary OmniPod Insulin Management System, or OmniPod System, which consists of our OmniPod disposable insulin infusion device and our handheld, wireless Personal Diabetes Manager, is the only commercially-available insulin infusion system of its kind. Conventional insulin pumps require people with insulin-dependent diabetes to learn to use, manage and wear a number of cumbersome components, including up to 42 inches of tubing. In contrast, the OmniPod System features only two discreet, easy-to-use devices that eliminate the need for a bulky pump, tubing and separate blood glucose meter, provide for virtually pain-free automated cannula insertion, communicate wirelessly and integrate a blood glucose meter. We believe that the OmniPod System’s unique proprietary design offers significant lifestyle benefits to people with insulin-dependent diabetes.

The U.S. Food and Drug Administration, or the FDA, approved the OmniPod System in January 2005. In October 2005, we shipped our first commercial OmniPod System. We have progressively expanded our marketing efforts from an initial focus in the Eastern United States to having availability of the OmniPod System in the entire United States. In January 2010, we entered into a five year distribution agreement with Ypsomed Distribution AG, or Ypsomed, to become the exclusive distributor of the OmniPod System in 11 countries, subject to approved reimbursement. Through our partnership with Ypsomed, the OmniPod System is now available in seven markets, namely Germany, the United Kingdom, France, the Netherlands, Sweden, Norway and Switzerland. We expect that Ypsomed will begin distribution of the OmniPod System, subject to approved reimbursement, in the other markets under the agreement in the second half of 2011 and 2012. In February 2011, we entered into a distribution agreement with GlaxoSmithKline Inc., or GSK, to become the exclusive distributor of the OmniPod System in Canada. We expect that GSK will begin distributing the OmniPod System in Canada, subject to approved reimbursement, in the next few months. We focus our sales initiatives towards key diabetes practitioners, academic centers and clinics specializing in the treatment of diabetes patients, as well as individual diabetes patients. In May 2011, we submitted a Form 510K with the FDA to request approval of our next generation OmniPod System. The new OmniPod is approximately one-third smaller in size, one-quarter lighter in weight and one-third less expensive for us to produce. Once approved, we expect to transition our customer base over a six to twelve month period to the next generation OmniPod System.

On May 9, 2011, we reported our financial results for the period ended March 31, 2011. During the three months ended March 31, 2011, our revenue increased 36% to $28.3 million, compared to $20.8 million for the three months ended March 31, 2010. Gross profit for the three months ended March 31, 2011 was $13.5 million, representing a 48% gross margin, compared to a gross profit of $8.4 million, or a 40% gross margin, for the three months ended March 31, 2010. Operating loss for the three months ended March 31, 2011 was $7.3 million, a 32% improvement compared to an operating loss of $10.7 million for the three months ended March 31, 2010. Total operating expenses were $20.8 million for the three months ended March 31, 2011, compared to $19.1 million for the three months ended March 31, 2010. Net interest expense decreased to $2.6 million in the first quarter of 2011, compared to $3.8 million in the first quarter of 2010, as a result of the termination of a facility agreement in the fourth quarter of 2010. Net loss for the first quarter of 2011 was $9.8 million, or $0.22 per share, compared to a net loss of $14.5 million, or $0.38 per share, for the first quarter of 2010.

Recent developments

The Acquisition

On June 1, 2011, we, Nectar Acquisition I Corporation, a Delaware corporation and our wholly owned subsidiary (the “Merger Sub”), Neighborhood Diabetes, and the subsidiaries of Neighborhood Diabetes executed and consummated an Agreement and Plan of Merger (the “Acquisition Agreement”), pursuant to which we acquired Neighborhood Diabetes. The acquisition was effectuated by means of a merger of the Merger Sub with and into Neighborhood Diabetes (the “Acquisition”), with Neighborhood Diabetes surviving as our wholly owned subsidiary. Under the terms of the Acquisition Agreement, we acquired all of the outstanding preferred and common shares of Neighborhood Diabetes from its equity holders (the “Sellers”) for a purchase price of approximately $62.4 million, of which approximately $31.3 million was paid in cash at closing and approximately $24.4 million (or 1,197,631 shares) was paid in the form of our common stock, par value $0.001 per share, subject to certain cash adjustments. See “Unaudited pro forma condensed combined financial statements” for more information related to the Acquisition purchase price.

In addition, $6.6 million in cash was held back by us at closing and placed in an escrow account to reimburse us and our affiliates for certain potential future claims for which they are entitled to be indemnified pursuant to the terms of the Acquisition Agreement. The term of the escrow is 12 months, after which any remaining amounts will be distributed to the Sellers if no claims are pending.

For more information regarding the Acquisition, including a description of the business of Neighborhood Diabetes, see “The Acquisition,” “Risk factors—Risks related to the business of Neighborhood Diabetes” and “Risk factors—Risks related to the Acquisition.”

Description of the business of Neighborhood Diabetes

Neighborhood Diabetes is a leading durable medical equipment, or DME, distributor specializing in direct to consumer sales of diabetes supplies. Based in Woburn, Massachusetts, with additional offices in Brooklyn, New York and Orlando, Florida, Neighborhood Diabetes serves more than 60,000 clients with Type 1 and Type 2 diabetes primarily in the northeast and southeast regions of the country with blood glucose testing supplies, insulin pumps, pump supplies and pharmaceuticals, among other supplies. More than 15,000 of Neighborhood Diabetes clients are insulin dependent with the majority of these clients using multiple daily injections, or MDI, therapy. We believe that Neighborhood Diabetes is one of the ten largest providers of diabetes products and supplies in the United States.

Neighborhood Diabetes delivers a differentiated “high-touch” service model to endocrinologists, insurers and clients, which supplements a comprehensive offering of diabetes management products with education, training and other support services. These services have been demonstrated to improve client adherence to their recommended therapy regimens, resulting in fewer long term complications and reduced costs of care. The value proposition for Neighborhood Diabetes to both doctors and insurers focuses on coupling a high level of client service with demonstrated cost reductions. This sales model has enabled Neighborhood Diabetes to drive increased referrals from a growing list of physician offices and insurers. The sales model has also created strong loyalty of its clients as clients enjoy being able to receive all of their diabetes supplies from one supplier.

Neighborhood Diabetes employs approximately 200 people across its three locations. The majority of these employees work in Neighborhood Diabetes’ reimbursement, pharmacy, billing and distribution areas. Clients place reorders either on monthly or quarterly cycles, depending on insurance coverage, for diabetes supplies which are then shipped or home delivered to the client. Neighborhood Diabetes has built a strong infrastructure in these areas that provide for adjudication of claims as either DME or through pharmacy benefits. Claims are adjudicated under private insurers, Medicaid or Medicare.

Neighborhood Diabetes’ business model requires collaboration with physicians, medical device manufacturers, pharmaceutical distributors, private insurers and public insurers such as The Center for Medicare & Medicaid Services, or CMS, who we collectively refer to as partners. Neighborhood Diabetes’ net sales are primarily generated from distributing diabetes supplies and pharmaceuticals pursuant to agreements with its partners.

Neighborhood Diabetes’ strategy to increase its revenue is to grow its customer base through direct sales and indirect referrals from partners and cross-selling additional products such as testing supplies, pump supplies or insulin to its existing customers. For the fiscal year ended June 30, 2010, Neighborhood Diabetes had $54.8 million of net sales, an increase of 23% from $44.5 million for the fiscal year ended June 30, 2009. Neighborhood Diabetes is profitable, with operating income of $2.3 million and $2.5 million in the fiscal years ended June 30, 2010 and June 30, 2009, respectively. For the nine months ended March 31, 2011, Neighborhood Diabetes reported net sales of $46.9 million and operating income of $3.0 million, representing approximately 17% net sales and 108% operating income growth from the nine months ended March 31, 2010. As of March 31, 2011, Neighborhood Diabetes had total assets of $16.9 million. For more information regarding the business of Neighborhood Diabetes, see “The Acquisition—Description of the business of Neighborhood Diabetes.”

Acquisition rationale

We believe that there is an opportunity to supply our customers with products such as test strips, sensors and insulin, in addition to providing OmniPods, and with its strong DME, pharmaceutical and Medicare operations, we believe Neighborhood Diabetes gives us critical infrastructure to take advantage of this opportunity. We expect that the Acquisition will increase our revenue and earnings growth as we begin providing the additional products that Neighborhood Diabetes distributes and the services it offers to our existing customers.

In addition, given the expected pending approval of our next generation OmniPod, the Acquisition immediately strengthens our back office processing capacity, a required investment in preparation for our expected domestic commercial expansion.

We believe that the Acquisition will:

•	provide us with a “full suite” diabetes management product offering, including the OmniPod System, blood glucose testing supplies, continuous glucose monitoring sensors and insulin;

•	accelerate our sales force expansion, improving overall reach, frequency and quality of communications with healthcare providers, insurers and customers;

•	strengthen our back office support capabilities with an experienced reimbursement and support infrastructure capable of processing substantially more customer claims to support our growing customer base;

•	significantly and immediately expand our access to insulin dependent multiple daily insulin injection patients who may be better served with the OmniPod System; and

•	provide us with the pharmacy adjudication capabilities to drive incremental sales of high value consumables including insulin and other diabetes drug therapies.

Concurrent Convertible Notes Offering

Concurrently with the offering of common stock hereby, we are making a public offering of $110 million principal amount of convertible notes (or up to $126.5 million principal amount of such convertible notes if the underwriter for such offering exercises its overallotment option in full) by means of a separate prospectus (the “notes prospectus”). We estimate that the net proceeds from the Convertible Notes Offering will be approximately $      million (or $      million if the underwriter exercises its option to purchase additional convertible notes in full), after deducting the underwriter’s discounts and estimated offering expenses from the offering of the convertible notes. We intend to use the net proceeds from the Convertible Notes Offering for general corporate purposes, including the possible repurchase of our outstanding 5.375% convertible senior notes due 2013. Pending any use, as described above, we intend to invest the net proceeds from the Convertible Notes Offering in high-quality, short-term, interest bearing securities.

We cannot assure you that the Convertible Notes Offering will be completed or, if completed, on what terms it will be completed. The offering of common stock hereby is not contingent upon the consummation of the Convertible Notes Offering, and the Convertible Notes Offering is not contingent upon the consummation of the offering of common stock hereby. See “Concurrent Convertible Notes Offering” for more information regarding the Convertible Notes Offering. We refer to the Acquisition, the concurrent Convertible Notes Offering, including our intended use of the estimated proceeds therefrom, and the offering of the common stock hereby collectively as the “Transactions.”

Our corporate information

Insulet Corporation is a Delaware corporation formed in 2000. Our principal offices are located at 9 Oak Park Drive, Bedford, Massachusetts 01730, and our telephone number is (781) 457-5000. Our website address is http://www.insulet.com. We do not incorporate the information on, or accessible through, our website into this prospectus supplement, and you should not consider it part of this prospectus supplement.

The offering

Issuer	Insulet Corporation

Common stock offered by the selling stockholders	1,153,420 shares

Common stock outstanding	47,027,200 shares

Use of proceeds	We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders, but we will pay all expenses that we have incurred in connection with the registration of this offering, and reimburse the selling stockholders for related underwriter fees, discounts and commissions, the aggregate of which we estimate to be $1.5 million.

Dividend policy	We have never declared or paid any cash dividends on shares of our common stock, and we currently do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings for the development, operation and expansion of our business.

Concurrent Convertible Notes Offering	Concurrently with the offering of common stock hereby, we are making a public offering of $110 million principal amount of % convertible senior notes due 2016 (or up to $126.5 million principal amount of such convertible notes if the underwriter for such offering exercises its option to purchase additional convertible notes in full). The offering of common stock hereby is not contingent upon the consummation of the Convertible Notes Offering, and the Convertible Notes Offering is not contingent upon the consummation of the offering of common stock hereby.

Risk factors	See “Risk factors” beginning on page S-9 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors” beginning on page 14 of our Annual Report on Form 10-K for the year ended December 31, 2010, for a discussion of the factors you should carefully consider before deciding to invest in shares of our common stock.

NASDAQ Global Market symbol for our common stock	Our common stock is listed on The NASDAQ Global Market under the symbol “PODD.”

Transfer agent and registrar	Computershare Trust Company, N.A.

The number of shares of common stock outstanding is based on 47,027,200 shares outstanding as of March 31, 2011 and after giving effect to the Acquisition and excludes:

•	3,087,641 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2011 at a weighted average exercise price per share of $9.94;

•	591,677 shares of restricted stock units as of March 31, 2011;

•	62,752 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2011 at a weighted average exercise price per share of $9.56; and

•	an aggregate of up to 905,391 shares of common stock reserved for future issuance under our 2007 Stock Option and Incentive Plan and our 2007 Employee Stock Purchase Plan.

Summary historical and unaudited pro forma consolidated financial data

The summary historical consolidated financial data as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements and the related notes, which are incorporated by reference herein. The summary historical consolidated financial data as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 have been derived from our unaudited consolidated financial statements and the related notes, which are incorporated by reference herein. These unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. In the opinion of management, the unaudited summary historical consolidated financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Historical results are not necessarily indicative of the results to be expected in the future.

On June 1, 2011, we acquired Neighborhood Diabetes. See “The Acquisition.” We derived our summary unaudited pro forma consolidated financial data from our pro forma financial statements set forth in this prospectus supplement under the heading “Unaudited pro forma condensed combined financial statements.” The pro forma financial statements are based on our audited and unaudited historical consolidated financial statements and those of Neighborhood Diabetes, which are incorporated by reference in this prospectus supplement, after giving effect to the Acquisition, and were prepared based upon the purchase method of accounting in accordance with U.S. generally accepted accounting principles, or GAAP, and by applying the assumptions and adjustments described in the notes accompanying the pro forma financial statements. The summary unaudited pro forma consolidated financial data presented below gives effect to the Acquisition as if it occurred on January 1, 2010 for the pro forma statement of operations data, and as of March 31, 2011 for the pro forma balance sheet data.

The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the Acquisition, are factually supportable and, in the case of the pro forma statements of operations, have a recurring impact. The pro forma adjustments are preliminary, and the unaudited pro forma condensed consolidated combined financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the Acquisition taken place on the dates noted, or the future financial position or operating results of the combined company. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. We expect to incur additional costs related to employee severance and other restructuring costs related to the Acquisition. We have not yet completed our assessment and do not have an estimate of these costs. These costs will be accounted for in accordance with Accounting Standards Codification 805 Business Combinations, or ASC 805. Under the purchase method of accounting, the total purchase price is allocated to the net tangible and intangible assets acquired and liabilities assumed, based on various estimates of their respective fair values.

The following summary information should be read in conjunction with “Capitalization” and “Unaudited pro forma condensed combined financial statements.” In addition, this information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, each of which is incorporated by reference herein from our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2011, and Neighborhood Diabetes’ consolidated financial statements and the related notes thereto, which are incorporated by reference herein from our Current Report on Form 8-K, filed by us with the SEC on June 7, 2011.

						Pro forma
							Three
						Year	months
				Three months ended		ended	ended
	Year ended December 31,			March 31,		December 31,	March 31,
(in thousands, except share and per share data)	2008	2009	2010	2010	2011	2010	2011

Consolidated statements of operations data:
Revenue	$36,059	$66,032	$96,966	$20,807	$28,258	$156,175	$43,471
Cost of revenue	40,643	47,735	53,240	12,422	14,725	92,170	24,683

Gross profit (loss)	(4,584)	18,297	43,726	8,385	13,533	64,005	18,788

Operating expenses:
Research and development	13,104	13,231	16,566	3,847	4,589	16,566	4,589
General and administrative	23,750	26,842	26,667	6,959	7,211	49,377	12,775
Sales and marketing	39,734	37,583	34,695	8,309	9,006	34,695	9,006
Restructuring and impairment of assets	8,170	—	4,431	—	—	4,431	—

Total operating expenses	84,758	77,656	82,359	19,115	20,806	105,069	26,370

Operating loss	(89,342)	(59,359)	(38,633)	(10,730)	(7,273)	(41,064)	(7,582)
Other expense, net	(5,429)	(12,985)	(22,526)	(3,761)	(2,575)	(22,993)	(2,629)

Net loss attributable to common stockholders	$(94,771)	$(72,344)	$(61,159)	$(14,491)	$(9,848)	$(64,057)	$(10,211)
Net loss per share basic and diluted(1)	$(3.43)	$(2.43)	$(1.54)	$(0.38)	$(0.22)	$(1.57)	$(0.22)

Weighted-average number of share used in calculating net loss per share	27,611,003	29,727,106	36,607,899	37,888,258	45,583,242	40,805,530	46,780,873

	As of December 31,		As of	Pro forma as of
(in thousands)	2009	2010	March 31, 2011	March 31, 2011

Consolidated balance sheet data:
Cash and cash equivalents	$127,996	$113,274	$104,488	$66,696
Working capital	134,491	123,507	116,740	81,622
Total assets	172,858	156,233	148,926	178,650
Long-term debt	89,136	69,433	70,857	71,398
Other long-term liabilities	1,999	1,619	1,492	1,581
Total stockholders’ equity	61,910	66,231	59,780	80,746

(1)	See note 4 to our audited consolidated financial statements, which are incorporated by reference in this prospectus supplement from our Annual Report on Form 10-K for the year ended December 31, 2010, for an explanation of the method used to calculate basic and diluted net loss per common share.

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus supplement and accompanying prospectus before deciding whether to purchase the common stock. In addition, you should carefully consider, among other things, the matters discussed under “Item 1A. Risk Factors” beginning on page 14 of our Annual Report on Form 10-K for the year ended December 31, 2010, and the information contained in all of the documents that are incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Incorporation of documents by reference.” The risks and uncertainties described below, in the accompanying prospectus and incorporated by reference herein and therein are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occur, our business, financial condition and results of operations would suffer. In that event, the market or trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary statement regarding forward-looking statements.”

Risks related to the business of Neighborhood Diabetes

In addition to the following risks, Neighborhood Diabetes’ business is subject to risks that apply to our existing business, including the risks associated with operating in a highly regulated environment that is subject to numerous laws relating to patient protection and the safe, effective and cost-efficient provision of medical products that are described in our Annual Report on Form 10-K for the year ended December 31, 2010.

Competition among distributors in the diabetes testing supply and insulin pump and pump supply market, as well as the broader healthcare industry, is significant and could impair Neighborhood Diabetes’ ability to attract and retain clients.

Competition among distributors in the diabetes testing supply and insulin pump and pump supply market, which Neighborhood Diabetes serves, is significant. Neighborhood Diabetes competes with a wide variety of market participants, including national, regional and local distributors such as Liberty Medical Supply Inc., CCS Medical, Simplex Medical, Inc. and Edgepark Medical Supplies. Neighborhood Diabetes’ competitors include many profitable and well-established companies that have significantly greater financial, marketing and other resources than us.

Neighborhood Diabetes competes primarily on the basis of its high touch service model, which we believe distinguishes it from other market participants. To attract new clients and retain existing clients, Neighborhood Diabetes must continually provide quality services to its clients and assist healthcare providers and insurers with managing their costs. We cannot be sure that Neighborhood Diabetes will continue to remain competitive, nor can we be sure that we will be able to market Neighborhood Diabetes’ distribution capabilities and services to clients successfully.

Part of Neighborhood Diabetes’ ability to remain profitably competitive in winning and retaining business relies on its ability to maintain reimbursement rates and product supply costs in ranges that produce a positive sales margin. Decreased competition among product manufacturers and payors may impact Neighborhood Diabetes’ ability to achieve favorable terms. Neighborhood Diabetes’ largest payor partner, the Medicare Program, represented a significant portion of Neighborhood Diabetes’ net sales for the year ended June 30, 2010 and the nine months ended March 31, 2011. Medicare reimbursement rates are reset annually by CMS and are typically subject to downward pressure. Significant reimbursement decreases by Medicare without a corresponding ability to secure lower supply costs could materially and adversely affect operations.

Consolidation of payor entities within the markets Neighborhood Diabetes serves, as well as the consolidation of competitors, or suppliers could impair Neighborhood Diabetes’ ability to attract and retain clients.

Certain of our leading competitors are key suppliers of Neighborhood Diabetes.

Certain of our competitors, which manufacture and sell insulin pumps and related supplies that compete directly with the OmniPod System, are key suppliers of Neighborhood Diabetes. Revenue generated from these supply agreements accounted for a significant portion of Neighborhood Diabetes’ net sales for the year ended June 30, 2010 and the nine months ended March 31, 2011. In addition, Neighborhood Diabetes’ contracts with these competitors contain change of control clauses that entitle them to terminate their supply agreements as a result of the Acquisition. Any advantages that we gain by our ability to market the OmniPod System to Neighborhood Diabetes’ current patients could be outweighed by our inability to preserve Neighborhood Diabetes’ relationships with its key suppliers. If these suppliers terminate their supply agreements with Neighborhood Diabetes, or if they seek to renegotiate them on less attractive terms, Neighborhood Diabetes’ financial condition, margins and results of operations could be materially and adversely affected, which in turn could materially and adversely affect our business and results of operations.

Failure to retain key payor partners and their members, either as a result of economic conditions, increased competition or other factors, could result in significantly decreased revenues and decreased profitability of the Neighborhood Diabetes business.

If several of Neighborhood Diabetes’ payor partners terminate, cancel or do not renew their agreements with Neighborhood Diabetes or stop contracting with Neighborhood Diabetes for some of the products Neighborhood Diabetes provides because they accept a competing proposal or for any other reason, and Neighborhood Diabetes is not successful in generating new sales with comparable operating margins to replace the lost business, Neighborhood Diabetes’ revenues and results of operations could suffer, which in turn could materially and adversely affect our revenues and results of operations.

In addition, Neighborhood Diabetes’ business may not be immune to the general risks and uncertainties affecting many other companies, such as overall U.S. and non-U.S. economic and industry conditions, global economic slowdown or geopolitical events. Neighborhood Diabetes’ revenues and results of operations could suffer, for example, if employers drop healthcare coverage for some or all of their employees, including retirees, as a result of weakness in the economy, changes in law, rising costs or for any other reason, which in turn could materially and adversely affect our revenues and results of operations.

Government efforts to reduce healthcare costs and alter healthcare financing practices could lead to a decreased demand for Neighborhood Diabetes distribution services or to reduced profitability.

During the past several years, the U.S. healthcare industry has been subject to an increase in governmental regulation at both the federal and state levels. Efforts to control healthcare costs, including prescription drug costs, are underway at the federal and state government levels. The recently enacted healthcare reform legislation, along with associated proposed and interim final rule-making, may have an adverse impact on Neighborhood Diabetes’ business. For example, the federal Retiree Drug Subsidy is less valuable to Neighborhood Diabetes’ clients due to the change in tax treatment of the subsidy. As a result, Neighborhood Diabetes’ clients may choose to drop or limit retiree prescription drug coverage. Further, private plan sponsors may react to the new laws and the uncertainty surrounding them by reducing, foregoing or delaying engaging Neighborhood Diabetes to distribute products. We cannot accurately predict the complete impact of healthcare reform legislation, but it could lead to a decreased demand for Neighborhood Diabetes’ distribution services and other outcomes that could adversely impact Neighborhood Diabetes’ business and financial results, which in turn could materially and adversely impact our business and financial results.

In addition, the healthcare reform legislation significantly increased regulation of managed care plans and decreased reimbursement to Medicare managed care and fee-for-service programs. Some of these initiatives purport to, among other things, require that health plan members have greater access to drugs not included on a plan’s formulary. Moreover, to alleviate budget shortfalls, states have reduced or frozen payments to Medicaid managed care plans. While we expect the U.S. Congress and state legislatures to continue to consider legislation affecting managed care plans, we cannot predict the extent of the impact of future legislation on Neighborhood Diabetes. However, these initiatives could limit business practices and impair Neighborhood Diabetes’ ability to serve its clients, which could in turn materially and adversely affect our business and results of operations.

If Neighborhood Diabetes does not continue to earn and retain purchase discounts and rebates from manufacturers at current levels, gross margins may decline, which could adversely affect our business and results of operations.

Neighborhood Diabetes has contractual relationships with product device manufacturers and pharmaceutical manufacturers and wholesalers providing Neighborhood Diabetes with purchase discounts and rebates on products distributed by Neighborhood Diabetes and drugs dispensed from Neighborhood Diabetes’ mail-order pharmacies. Most of these discounts and rebates are generally passed on to payors in the form of lower contracted reimbursement rates. Manufacturer rebates often depend on Neighborhood Diabetes’ ability to meet contractual market share or other requirements.

Neighborhood Diabetes’ payor partners often have contractual rights relating to their formulary structure, and while Neighborhood Diabetes’ programs aim to maximize savings to payors, they are often making specific choices regarding which products and drugs to place on their formularies. Neighborhood Diabetes’ profitability can be impacted by these payor decisions. In addition, the pharmaceutical industry (both manufacturers of brand-name drugs, as well as generic drugs) continues to consolidate and this may impact Neighborhood Diabetes’ drug purchasing costs and profitability.

Changes in existing federal or state laws or regulations or in their interpretation by courts and agencies or the adoption of new laws or regulations (such as the Patient Protection and Affordable Care Act enacted on March 23, 2010) relating to patent term extensions, purchase discount and rebate arrangements with manufacturers, as well as some of the other services Neighborhood Diabetes provides to manufacturers, could also reduce the discounts or rebates Neighborhood Diabetes receives and adversely impact its business, financial condition, liquidity and operating results, which in turn could materially and adversely affect our business and results of operations.

Neighborhood Diabetes’ business is dependent on its relationships with a limited number of suppliers and health plans. As such, the loss of one or more of these relationships, could significantly impact our ability to sustain and/or improve our financial performance.

Neighborhood Diabetes derives a significant percentage of its net sales and profitability from its relationships with a limited number of suppliers and payors. Neighborhood Diabetes’ agreements with its suppliers and payors may be short-term and cancelable by either party without cause on 30 to 365 days prior notice. These agreements may limit Neighborhood Diabetes’ ability to provide distribution services for competing products during the term of the agreement and allow the supplier to distribute through channels other than Neighborhood Diabetes. Further, certain of these agreements allow pricing and other terms of these relationships to be periodically adjusted for changing market conditions or required service levels. A termination or modification to any of these relationships could have a material adverse effect on Neighborhood Diabetes’ business, financial condition and results of operations, which in turn could have a material and adverse effect on Neighborhood Diabetes’ business and results of operations, which in turn could have a material and adverse effect on our business and results of operations.

Neighborhood Diabetes has received a significant percentage of its historical net sales from Medicare reimbursement. Medicare reimbursement rates are reset annually by CMS and are typically subject to downward pressure. Furthermore, the Medicare Program is able to reset reimbursement rates and terminate contracts at will. In addition, participation in the Medicare program requires strict compliance to a complex set of regulatory requirements. Failure to meet those requirements can result in the loss of the ability to participate as a Medicare supplier, which could have an adverse effect on our business and results of oeprations.

Certain revenues from diabetes testing supplies and Neighborhood Diabetes’ Medicare Part D offerings expose Neighborhood Diabetes to increased billing, cash application and credit risks. Additionally, current economic conditions may expose Neighborhood Diabetes to increased credit risk.

Net sales from Neighborhood Diabetes’ distribution of diabetes testing supplies depend on the continued availability of reimbursement by government and private insurance plans. The government’s Medicare regulations are complex and, as a result, the billing and collection process is time-consuming and typically involves the submission of claims to multiple payors whose payment of claims may be contingent upon the payment of another payor. Because of the coordination with multiple payors and the complexity in determining reimbursable amounts, these accounts receivable have higher risk in collecting the full amounts due and applying the associated payments.

The Medicare Part D product offerings that Neighborhood Diabetes distributes require premium payments from members for the ongoing benefit, as well as amounts due from CMS. As a result of the demographics of the consumers covered under these programs and the complexity of the calculations, as well as the potential magnitude and timing of settlement for amounts due from CMS, these accounts receivable are subject to heightened billing and realization risk.

Additionally, Neighborhood Diabetes may be subject to increased credit risk associated with state and local government agencies experiencing increased fiscal challenges. As a result of these aforementioned risks, Neighborhood Diabetes may be required to record bad debt expenses, which could materially and adversely affect our results of operations and liquidity.

The implementation of a national-mail order competitive bid program by CMS could negatively affect Neighborhood Diabetes’ operating results.

Relative to Neighborhood Diabetes’ diabetes testing supplies business, the Durable Medical Equipment, Prosthetics, Orthotics and Supplies (“DMEPOS”) Competitive Bid Program, or the Program, provides for a phased-in program for competitive bidding on certain durable medical equipment items, including mail-order diabetes testing supplies. In July 2010, as part of the Program, CMS announced new single payment amounts for diabetes testing supplies, which averaged 56% off the current fee schedule amounts for such supplies under round one, impacting a limited number of geographic areas. Neighborhood Diabetes’ bid was not aligned with these single payment amounts. In November 2010, CMS announced the names of the winners for round one, where reimbursement rates became effective January 2011 for the limited number of geographic areas. Although Neighborhood Diabetes will not be a contracted supplier in the competitively bid areas, round one of the Program affects a small portion of Neighborhood Diabetes’ base membership. Moreover, Congressional action has provided CMS with additional authority to use pricing information gathered during the Program for purposes of establishing reimbursement rates in geographic areas not subject to competitive bidding. CMS also announced in November 2010 some general parameters relating to a national mail-order competitive bid program. While CMS implementation of a national mail-order competitive bid program is not expected until at least 2013, if such a program is implemented and depending upon the level of reduction in reimbursement rates of the final bid program, Neighborhood Diabetes’ operating results could be materially and adversely affected, which in turn could materially and adversely affect our operating results.

Risks related to the Acquisition

We will incur significant transaction, integration and other costs in connection with the Acquisition and these costs may exceed the realized benefits, if any, of the synergies and efficiencies from the Acquisition.

We have incurred significant transaction costs related to the Acquisition. In addition, we will incur integration costs as we integrate the Neighborhood Diabetes’ business with our own. Financial, managerial and operational challenges of the Acquisition may include:

•	disruption of our ongoing businesses and diversion of management attention;

•	difficulties in integrating Neighborhood Diabetes’ products and technologies;

•	risks associated with acquiring intellectual property;

•	difficulties in operating Neighborhood Diabetes profitably;

•	the inability to achieve anticipated synergies, cost savings or growth;

•	potential loss of key employees, particularly those of Neighborhood Diabetes;

•	difficulties in transitioning and maintaining key customer, distributor and supplier relationships;

•	risks associated with entering markets in which we have no or limited prior experience;

•	unanticipated costs; and

•	potential disputes with the Sellers of Neighborhood Diabetes.

No assurances can be given that the expected benefit of synergies and efficiencies of the Acquisition will exceed the transaction and integration costs and the costs associated with these potential financial, managerial and operational challenges, or that expected benefits and synergies and efficiencies will be achieved in the near term or at all.

Certain of Neighborhood Diabetes’ contracts with its key partners contain change of control clauses, and we may be unable to obtain the consents that are required to be given under such contracts in connection with the Acquisition.

Neighborhood Diabetes’ agreements with certain of its partners contain change of control clauses that could allow its contractual counterparties to terminate their commercial relationships with Neighborhood Diabetes as a result of the Acquisition. These agreements include Neighborhood Diabetes’ supply agreements with certain blood glucose testing supply manufacturers and pump and pump supply companies. If any portion of these companies whose agreements with Neighborhood Diabetes generate a significant portion of Neighborhood Diabetes’ net sales terminate their relationships with Neighborhood Diabetes, it could have a material adverse effect on Neighborhood Diabetes’ business, financial condition and results of operations, which in turn could materially and adversely affect our business and results of operations.

The unaudited pro forma financial information included elsewhere in this prospectus supplement may not be representative of our results of operations or financial condition as an integrated company, and accordingly, you have limited financial information on which to evaluate the combined company.

Until June 1, 2011, we and Neighborhood Diabetes operated as separate companies. Accordingly we have had no material history as a combined entity and our operations have not previously been managed on a combined basis. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Acquisition been completed as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The pro forma financial information does not reflect future nonrecurring charges resulting from the Acquisition. The pro forma financial information does not reflect future events that may occur after the Acquisition, including the potential realization of operating cost savings, the incurrence of costs related to the planned integration, the reactions of our and Neighborhood Diabetes’ customers and competitors or the termination or renegotiation of the terms of certain of Neighborhood Diabetes’ key contracts, and do not consider potential impacts of current market conditions on revenues or expenses.

We have made certain assumptions relating to the Acquisition that may prove to be materially inaccurate.

The pro forma financial information presented in this prospectus supplement is based in part on certain assumptions regarding the Acquisition that we believe are reasonable under the circumstances, but we cannot assure you that our assumptions will prove to be accurate over time. Our assumptions may be inaccurate, including as the result of higher than expected transaction and integration costs as well as general economic and business conditions that could adversely affect the combined company. For example, the purchase price for Neighborhood Diabetes was $54.8 million more than Neighborhood Diabetes’ net book value as of March 31, 2011. Accordingly, we recorded a substantial amount of goodwill and other intangible assets as a result of the Acquisition. In the event that industry, competitive or technological factors become unfavorable, we may incur future impairment of the value of goodwill and other intangible assets acquired through the Acquisition. Under GAAP, we are not allowed to amortize goodwill or other indefinite-lived intangible assets. Instead, we are required to periodically determine if our goodwill and other indefinite-lived intangible assets have become impaired, in which case we would write down the impaired portion of our goodwill and/or other indefinite-lived intangible assets. If we were required to write down all or part of our goodwill or other indefinite-lived intangible assets, our net income (loss) and stockholders’ equity could be materially and adversely affected.

The historical financial information of Neighborhood Diabetes incorporated by reference in this prospectus supplement may not be representative of the future financial results of the Neighborhood Diabetes’ business.

The historical growth of Neighborhood Diabetes’ revenues has been rapid, and it may not be representative of Neighborhood Diabetes’ future financial performance. We cannot assure you that Neighborhood Diabetes’ business will continue to grow at historical rates, or at all. If Neighborhood Diabetes’ business does not significantly grow in future periods, the expected benefits of the Acquisition will be diminished.

Neighborhood Diabetes may have unknown liabilities or liabilities which exceed our estimates. Any such liabilities could adversely affect the financial position of the combined company.

Neighborhood Diabetes’ primary business activities center around the sale of diabetes related products, equipment and pharmaceuticals in the Eastern United States. These activities may have associated with them various potential liabilities relating to the conduct of its business prior to the Acquisition, including, but not limited to, product liability, liability for unpaid taxes, claims by governmental or regulatory authorities or third parties regarding the marketing and distribution of, or the reimbursement for the sale of its products and other potential liabilities that could adversely affect the financial position of the combined company. Upon consummating the Acquisition on June 1, 2011, we assumed these potential liabilities. While we have evaluated and continue to evaluate what we believe to be the most significant of these potential liabilities, it is possible that certain unknown liabilities could be realized and other liabilities (including those that we have fully evaluated and those that we have not fully evaluated) may exceed our estimates. Further adjustments may be made to our preliminary pro forma purchase price accounting adjustments based on the completion of the final valuation of the Acquisition and other reviews. Specifically, we will complete a valuation of Neighborhood Diabetes’ fixed assets and intangible assets and evaluation of contingent liabilities, and our final valuation may include the realization or quantification of contingent liabilities that are currently not included in the preliminary pro forma purchase price adjustments, which could adversely affect the financial position of the combined company.

Risks related to our common stock and the offering

The price of our common stock may be volatile.

The market price of our common stock is affected by a number of factors, including:

•	failure to maintain and increase production capacity and reduce per unit production costs;

•	changes in the availability of third-party reimbursement in the United States or other countries;

•	volume and timing of orders for the OmniPod System;

•	developments in administrative proceedings or litigation related to intellectual property rights;

•	issuance of patents to us or our competitors;

•	the announcement of new products or product enhancements by us or our competitors;

•	the announcement of technological or medical innovations in the treatment or diagnosis of diabetes;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	developments in our industry;

•	publication of clinical studies relating to the OmniPod System or a competitor’s product;

•	quarterly variations in our or our competitors’ results of operations;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In addition, as a result of the Acquisition, the market price of our common stock will be affected by a number of factors related to the business of Neighborhood Diabetes. If any of the risks related to Neighborhood Diabetes described above materialize or if certain events occur that tangentially adversely affect the business or prospects of Neighborhood Diabetes, the market price of our common stock may be adversely affected.

At times, the fluctuations in the market price of our common stock have been unrelated or disproportionate to our operating performance. These forces reached unprecedented levels in the second half of 2008, resulting in the bankruptcy or acquisition of, or government assistance to, several major domestic and international financial institutions and a material decline in economic conditions. In particular, the U.S. equity markets experienced significant price and volume fluctuations that have affected the market prices of equity securities of many technology companies. Broad market and industry factors such as these could materially and adversely affect the market price of our stock, regardless of our actual operating performance.

The sale of our convertible notes concurrently with this offering and future sales of shares of our common stock in the public market, or the perception that such sales may occur, may depress the market price of our common stock.

We have been a public company only since May 2007. For the three month period ended March 31, 2011, the average daily trading volume of our common stock on The NASDAQ Global Market has been fewer than 300,000 shares.

Concurrently with the offering of common stock hereby, we are making a public offering of $110 million principal amount of convertible notes (or up to $126.5 million principal amount of convertible notes if the underwriter for such offering exercises its option to purchase additional convertible notes in full). A substantial number of shares of our common stock could potentially be issued upon the conversion of the convertible notes. We cannot predict the effect the sale of convertible notes in the concurrent Convertible Notes Offering may have on the market price for our common stock. The issuance of substantial amounts of common stock underlying the convertible notes, or the perception that such issuance may occur, could adversely affect the market price of our common stock.

Furthermore, the price of our common stock also could be affected by possible sales of our common stock by investors who view the convertible notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect will develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the convertible notes. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

We, our directors and our executive officers will be subject to the lock-up agreements described in “Underwriting” for a period of 90 days after the date of this prospectus supplement, representing approximately 3.2 million shares, or 7.1%, of our outstanding common stock as of February 1, 2011. Following the termination of these lock-up periods, these stockholders will have the ability to sell a substantial number of shares of common stock in the public market in a short period of time. Sales of a substantial number of shares of common stock in the public trading markets, whether in a single transaction or a series of transactions, or the perception that these sales may occur, could also have a significant effect on volatility and market price of our common stock.

We may experience significant fluctuations in our quarterly results of operations, which could adversely affect the price of our common stock.

The fluctuations in our quarterly results of operations have resulted, and will continue to result, from numerous factors, including:

•	delays in shipping due to capacity constraints;

•	practices of health insurance companies and other third-party payors with respect to reimbursement for our current or future products;

•	market acceptance of the OmniPod System;

•	our ability to manufacture the OmniPod efficiently;

•	timing of regulatory approvals and clearances;

•	new product introductions;

•	competition; and

•	timing of research and development expenditures.

In addition, as a result of the Acquisition, our quarterly results may fluctuate as we integrate Neighborhood Diabetes and as result of the performance of Neighborhood Diabetes’ business and its prospects, which may be adversely affected by numerous factors, including those described above.

These factors, some of which are not within our control, may cause the price of our stock and the convertible notes to fluctuate substantially. In particular, if our quarterly results of operations fail to meet or exceed the expectations of securities analysts or investors, our stock price could drop suddenly and significantly. We believe the quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Conversion of any convertible notes sold in the Convertible Notes Offering or otherwise may dilute the ownership interest of existing stockholders, including holders who have previously converted their convertible notes.

The conversion of some or all of the convertible notes issued in the Convertible Notes Offering or of our existing convertible notes due 2013 may dilute the ownership interests of existing stockholders. Any sales in the public market of any of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the anticipated conversion of the convertible notes into a combination of cash and shares of our common stock could depress the price of our common stock.

We do not intend to pay cash dividends.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Anti-takeover provisions in our organizational documents, our shareholder rights plan and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our certificate of incorporation and bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of our common stock;

•	provide for a classified board of directors, with each director serving a staggered three-year term;

•	prohibit our stockholders from filling board vacancies, calling special stockholder meetings or taking action by written consent;

•	provide for the removal of a director only with cause and by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of our directors; and

•	require advance written notice of stockholder proposals and director nominations.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

In addition, in November 2008, our board of directors adopted a shareholder rights plan, implementing what is commonly known as a “poison pill.” This poison pill significantly increases the costs that would be incurred by an unwanted third party acquirer if such party owns or announces its intent to commence a tender offer for more than 15% of our outstanding common stock or otherwise “triggers” the poison pill by exceeding the applicable stock ownership threshold. The existence of this poison pill could delay, deter or prevent a takeover of us.

Our ability to use net operating loss carryforwards may be subject to limitation.

Section 382 of the U.S. Internal Revenue Code of 1986, as amended, imposes an annual limit on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in its stock ownership or equity structure. Our ability to use net operating losses may be limited by prior changes in our ownership, and may be further limited by the issuance of common stock in connection with convertible notes issued in this offering, or by the consummation of other transactions. As a result, if we earn net taxable income, our ability to use net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increased future tax liabilities for us.

The Acquisition

Description of the business of Neighborhood Diabetes

Overview

Neighborhood Diabetes, organized as a Delaware corporation in 1998, is our new wholly owned subsidiary acquired on June 1, 2011. Neighborhood Diabetes is a leading durable medical equipment distributor specializing in direct to consumer sales of diabetes supplies. Based in Woburn, Massachusetts, with additional offices in Brooklyn, New York and Orlando, Florida, Neighborhood Diabetes serves more than 60,000 clients with Type 1 and Type 2 diabetes primarily in the northeast and southeast regions of the country with blood glucose testing supplies, insulin pumps, pump supplies and pharmaceuticals, among other supplies. More than 15,000 of Neighborhood Diabetes clients are insulin dependent with the majority of these clients using MDI therapy. We believe that Neighborhood Diabetes is one of the ten largest providers of diabetes products and supplies in the United States.

Neighborhood Diabetes delivers a differentiated “high-touch” service model to endocrinologists, insurers and clients, which supplements a comprehensive offering of diabetes management products with education, training and other support services. These services have been demonstrated to improve client adherence to their recommended therapy regimens, resulting in fewer long term complications and reduced costs of care. The value proposition for Neighborhood Diabetes to both doctors and insurers focuses on coupling a high level of client service with demonstrated cost reductions. This sales model has enabled Neighborhood Diabetes to drive increased referrals from a growing list of physician offices and insurers. The sales model has also created strong loyalty of its clients as clients enjoy being able to receive all of their diabetes supplies from one supplier.

Neighborhood Diabetes employs approximately 200 people across its three locations. The majority of these employees work in Neighborhood Diabetes’ reimbursement, pharmacy, billing and distribution areas. Clients place reorders either on monthly or quarterly cycles, depending on insurance coverage, for diabetes supplies which are then shipped or home delivered to the client. Neighborhood Diabetes has built a strong infrastructure in these areas that provide for adjudication of claims as either DME or through pharmacy benefits. Claims are adjudicated under private insurers, Medicaid or Medicare.

Neighborhood Diabetes’ business model requires collaboration with physicians, medical device manufacturers, pharmaceutical distributors, private insurers and public insurers such as CMS, who we collectively refer to as partners. Neighborhood Diabetes’ net sales are primarily generated from distributing diabetes supplies and pharmaceuticals pursuant to agreements with its partners.

Neighborhood Diabetes’ strategy to increase its revenue is to grow its customer base through direct sales and indirect referrals from partners and cross-selling additional products such as testing supplies, pump supplies or insulin to its existing customers. For the fiscal year ended June 30, 2010, Neighborhood Diabetes had $54.8 million of net sales, an increase of 23% from $44.5 million for the fiscal year ended June 30, 2009. Neighborhood Diabetes is profitable, with operating income of $2.3 million and $2.5 million in the fiscal years ended June 30, 2010 and June 30, 2009, respectively. For the nine months ended March 31, 2011, Neighborhood Diabetes reported net sales of $46.9 million and operating income of $3.0 million, representing approximately 17% net sales and 108% operating income growth from the nine months ended March 31, 2010.

Contractual relationships

Neighborhood Diabetes contracts primarily with insurers (payors) and with manufacturing suppliers.

Payor contracts

Neighborhood Diabetes’ net sales are principally derived from contracting with payors to provide the devices and prescription drugs that it distributes to clients through its mail-order operations. Generally, Neighborhood Diabetes’ payor contracts provide that a payor will pay for devices and pharmaceuticals dispensed to its members at specified prices for each product or service provided. Payors may also pay an administrative fee or other fees for various services Neighborhood Diabetes provides. These services include claims processing, eligibility management, benefits management, formulary compliance management, clinical network management and other related services.

Additionally, many of Neighborhood Diabetes’ contracts with payors contain provisions that guarantee the level of service Neighborhood Diabetes will provide to the client, the minimum level of rebates or discounts the payor may receive, closure of gaps in care or guaranteed savings levels. These payors may be entitled to performance penalties if Neighborhood Diabetes fails to meet a service or cost guarantee. The majority of Neighborhood Diabetes’ payors are party to these types of contracts, and such payors are generally entitled to audit Neighborhood Diabetes’ compliance with their contracts.

Neighborhood Diabetes has received a significant percentage of its historical net sales from Medicare reimbursement. Medicare reimbursement rates are reset annually by CMS and are typically subject to downward pressure. Furthermore, the Medicare Program is able to reset reimbursement rates and terminate contracts at will.

Supplier contracts

Neighborhood Diabetes contracts with device manufacturers and pharmaceutical distributors to provide it with diabetes devices, supplies and pharmaceuticals for sale to its clients. Many of these contracts provide Neighborhood Diabetes with discounts and rebates for devices dispensed through its mail-order operations and performance-based service fees associated with certain services. Rebates and fees are generally calculated as a percentage of the aggregate dollar value of a particular device that it distributed, based on the manufacturer’s published wholesale price for that device. Rebates and fees are generally invoiced by Neighborhood Diabetes to the device manufacturer and paid to it on a quarterly basis. Neighborhood Diabetes shares the majority of rebates with its payors, in accordance with the provisions of the applicable payor contract, and Neighborhood Diabetes may also guarantee a minimum rebate per prescription dispensed to the members of its payors.

For the years ended June 30, 2010, 2009 and 2008 and the nine months ended March 31, 2011, Neighborhood Diabetes purchased a significant majority of the products it distributes from four manufacturers, each of which constituted more than 10% of Neighborhood Diabetes’ purchases. Although certain of the products are competitive with the OmniPod System, alternative sources of supply exist for these products if a manufacturer chooses to terminate its supplier agreement with Neighborhood Diabetes.

See “Risk factors—Risks related to the business of Neighborhood Diabetes—A significant percentage of Neighborhood Diabetes’ historical revenues are generated from distributing products of companies that compete directly with Insulet” and “Risk factors—Risks related to the business of Neighborhood Diabetes—Failure to retain key clients and their members, either as a result of economic conditions, increased competition or other factors, could result in significantly decreased revenues, harm to our reputation and decreased profitability of the Neighborhood Diabetes business.”

Competition

Competition among distributors of products and pharmaceuticals in the diabetes testing supply and insulin pump and pump supply market, which Neighborhood Diabetes serves, is significant. Neighborhood Diabetes competes primarily on the basis of its “high touch” service model, which we believe distinguishes it from other market participants. Neighborhood Diabetes competes with a wide variety of market participants, including national, regional and local distributors such as Liberty Medical Supply Inc., CCS Medical, Simplex Medical, Inc. and Edgepark Medical Supplies, which are the largest competitors in Neighborhood Diabetes’ markets.

Properties

Neighborhood Diabetes leases office, distribution and pharmacy space in Woburn, Massachusetts under a lease expiring in 2013. Additionally, the Company leases office and distribution space in Brooklyn, New York and in Orlando, Florida under leases expiring in 2015 and 2011, respectively subject to renewal terms. Finally, Neighborhood Diabetes leases small office spaces in key endocrinologist centers to provide training, education and support services to clients. These leases are typically a year in length.

Government regulation

Similar to the existing Insulet business, Neighborhood Diabetes business operates in a highly regulated environment that is subject to numerous laws relating to patient protection and the safe, effective and cost-efficient provision of medical products. See “Item 1. Business—Government Regulation” and “Item 1. Business—Third Party Reimbursement” in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference herein, for a description of the regulatory environment in which we and Neighborhood Diabetes operate. In addition, Neighborhood Diabetes is subject to laws regulating its pharmacy operations.

Regulation of pharmacy operations. Neighborhood Diabetes’ pharmacies deliver prescription drugs and supplies to individuals in several states. The practice of pharmacy is generally regulated at the state level by state boards of pharmacy. Each of Neighborhood Diabetes’ dispensing pharmacies must be licensed in the state in which it is located. Also, many of the states where Neighborhood Diabetes delivers pharmaceuticals, including controlled substances, have laws and regulations that require out-of-state mail-order pharmacies to register with that state’s board of pharmacy or similar regulatory body. Furthermore, those of Neighborhood Diabetes’ pharmacies that dispense durable medical equipment items, such as infusion pumps, and that bear a federal legend requiring dispensing pursuant to a prescription, are also regulated by applicable state and federal durable medical equipment laws.

Federal agencies further regulate Neighborhood Diabetes’ pharmacy operations. Pharmacies must register with the U.S. Drug Enforcement Administration and individual state-controlled substance authorities in order to dispense controlled substances. In addition, the FDA inspects facilities in connection with procedures to effect recalls of prescription drugs. The Federal Trade Commission, or the FTC, also has requirements for mail-order sellers of goods. The U.S. Postal Service, or the USPS, has statutory authority to restrict the transmission of drugs and medicines through the mail to a degree that could have an adverse effect on Neighborhood Diabetes’ mail-order operations. If the USPS restricts Neighborhood Diabetes’ ability to deliver drugs through the mail, alternative means of delivery are available to it. However, alternative means of delivery could be significantly more expensive. The Department of Transportation has regulatory authority to impose restrictions on drugs inserted in the stream of commerce. These regulations generally do not apply to the USPS and its operations.

We believe that Neighborhood Diabetes’ operations have the appropriate licenses required under the laws of the states in which they are located and that Neighborhood Diabetes conducts it pharmacy and durable medical equipment operations in accordance with the laws and regulations of these states.

Use of proceeds

We will not receive any net proceeds from the sale of shares of our common stock by the selling stockholders, but we will pay all expenses that we have incurred in connection with the registration of this offering and reimburse the selling stockholders for related underwriter fees, discounts and commissions pursuant to the terms of the Acquisition Agreement, in an estimated aggregate amount of $1.5 million. We will also indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act. See “Selling stockholders.”

We estimate that the net proceeds from the offering of convertible notes will be approximately $      million (or $      million if the underwriter exercises its option to purchase additional convertible notes in full), after deducting the underwriter’s discounts and estimated offering expenses from the offering of the convertible notes. We intend to use the net proceeds from the Convertible Notes Offering for general corporate purposes, including the possible repurchase of our outstanding 5.375% convertible senior notes due 2013. Pending any use, as described above, we intend to invest the net proceeds from the Convertible Notes Offering in high-quality, short-term, interest bearing securities. The offering of common stock hereby is not contingent upon the consummation of the Convertible Notes Offering, and the Convertible Notes Offering is not contingent on the consummation of the offering of common stock hereby.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2011:

•	on an actual basis;
•	on a pro forma basis to give effect to the consummation of the Acquisition as if it had occurred on March 31, 2011; and
•	on a pro forma as adjusted basis to give effect to the sale of the convertible notes offered pursuant to the Convertible Notes Offering (assuming the underwriter’s option to purchase additional convertible notes is not exercised), the application of the net proceeds therefrom as described in “Use of proceeds,” and the consummation of the Acquisition and the offering by the selling stockholders hereby as if each had occurred on March 31, 2011.

	As of March 31, 2011
		Pro forma
		for the	Pro forma
(in thousands)	Actual	Acquisition	as adjusted

Cash and cash equivalents	$104,488	$66,696	$(1)

5.375% convertible senior notes due 2013(2)(3)	85,000	85,000
Convertible notes offered pursuant to the Convertible Notes Offering(3)	—	—
Other long-term liabilities(4)	1,492	1,581
Stockholders’ equity:
Preferred stock, $0.001 par value per share; 5,000,000 shares authorized; no shares issued and outstanding, actual, pro forma for the Acquisition and pro forma as adjusted	—	—
Common stock, $0.001 par value per share; 100,000,000 shares authorized; 45,829,569 shares issued and outstanding, actual; 47,027,200 shares issued and outstanding, pro forma for the Acquisition and pro forma as adjusted	46	47
Additional paid-in capital	453,435	477,865
Accumulated deficit	(393,701)	(397,166)

Total stockholders’ equity	59,780	80,746

Total capitalization	$146,272	$167,327	$

(1)	Includes the estimated net proceeds of the Convertible Notes Offering (net of underwriter’s discounts and estimated offering expenses from the Convertible Notes Offering as described in “Use of proceeds”) of $ million. We intend to use the net proceeds for general corporate purposes, including the possible repurchase of our outstanding 5.375% convertible senior notes due 2013. In addition, this reflects our reimbursement of estimated underwriting discounts and expenses of approximately $1.5 million in connection with this offering of common stock. The offering of common stock hereby is not contingent upon the consummation of the Convertible Notes Offering, and the Convertible Notes Offering is not contingent on the consummation of the offering of common stock hereby.

(2)	In June 2008, we privately placed $85.0 million of our 5.375% convertible senior notes due 2013.

(3)	In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s non-convertible debt interest rate. Upon issuance, a debt discount will be recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for our 5.375% convertible senior notes due 2013 and the convertible notes offered hereby is the aggregate principal amount of the notes and does not reflect the debt discount, fees and expenses that we have recognized with respect to our 5.375% convertible senior notes or will be required to recognize with respect to the convertible notes offered hereby.

(4)	Represents the non-current portion of an agreement fee we received in March 2008 in connection with an amendment to the development and license agreement between us and Abbott Diabetes Care, Inc. See note 2 to our consolidated financial statements for the three month period ended March 31, 2011 incorporated by reference herein. The “pro forma” adjustment represents the fair value of the potential additional cash consideration required under the terms of the Acquisition Agreement.

Price range of common stock and dividend policy

Our common stock has been listed on The NASDAQ Global Market under the trading symbol “PODD” since our initial public offering on May 15, 2007. Prior to that time, there was no public market for our common stock. The following table sets forth the high and low closing sales prices of our common stock, as reported by The NASDAQ Global Market, for each of the periods listed.

	High	Low

Year Ending December 31, 2011
First Quarter	21.09	15.76
Second Quarter (through June 21, 2011)	21.52	18.30
Year Ended December 31, 2010
First Quarter	16.47	13.06
Second Quarter	15.86	13.21
Third Quarter	15.39	13.22
Fourth Quarter	16.31	12.75
Year Ended December 31, 2009
First Quarter	9.58	2.67
Second Quarter	7.83	3.55
Third Quarter	11.25	6.08
Fourth Quarter	14.40	8.98

The last reported sale price of our common stock on The NASDAQ Global Market on June 21, 2011 was $20.47 per share. As of June 1, 2011, we had approximately 30 holders of record of our common stock.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings for the development, operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Whether or not to declare any dividends will be at the discretion of our board of directors, considering then-existing conditions, including the terms of our credit arrangements as well as our financial condition and results of operations, capital requirements, business prospects and other factors that our board of directors considers relevant.

Unaudited pro forma consolidated financial statements

On June 1, 2011, we entered into an Acquisition Agreement with Neighborhood Diabetes. Pursuant to the terms of the Acquisition Agreement, we paid cash consideration of approximately $37.9 million and issued 1,197,631 shares of common stock in exchange for the issued and outstanding shares of preferred and common stock of Neighborhood Diabetes. If the per share net proceeds received by the Sellers in this Offering is less than $20.87, then we may be obligated to pay an additional cash amount equal to the lesser of (1) the difference between the closing price of our common stock on the date this offering of common stock is priced and the per share net proceeds received by the Sellers in this Offering (exclusive of the Sellers’ third-party fees and expenses), and (2) 12.5% of the closing price of our common stock on the date this offering of common stock is priced.

The following unaudited pro forma condensed combined financial statements are intended to show how the Acquisition, which occurred on June 1, 2011, might have affected our historical financial statements if such Acquisition had been completed at an earlier time and were prepared based on our historical financial statements and the historical financial statements reported by Neighborhood Diabetes. The following should be read in conjunction with our and Neighborhood Diabetes’ consolidated financial statements and the related notes thereto, which are incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2010, our Quarterly Report on Form 10-Q for the three months ended March 31, 2011 and our Current Report on Form 8-K, filed by us with the SEC on June 7, 2011.

The unaudited pro forma condensed combined financial statements combine (1) our historical balance sheets and those of Neighborhood Diabetes as of March 31, 2011, giving pro forma effect to the Acquisition as if it had occurred on March 31, 2011 and (2) our historical statements of operations and those of Neighborhood for the year ended December 31, 2010 and the three months ended March 31, 2011, giving pro forma effect to the Acquisition as if it had occurred on January 1, 2010. Our fiscal year ends on December 31, whereas Neighborhood Diabetes’ fiscal year ends on June 30. The unaudited pro forma condensed combined statement of operations information for the year ended December 31, 2010 has been prepared using Neighborhood Diabetes’ historical unaudited financial statements for the six month period ended June 30, 2010 and the six months ended December 31, 2010.

The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the Acquisition, are factually supportable and, in the case of the pro forma statements of operations, have a recurring impact. The pro forma adjustments are preliminary, and the unaudited pro forma condensed consolidated combined financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the Acquisition taken place on the dates noted, or the future financial position or operating results of the combined company. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. We expect to incur additional costs related to employee severance and other restructuring costs related to the Acquisition. We have not yet completed our assessment and do not have an estimate of these costs. These costs will be accounted for in accordance with ASC 805. Under the purchase method of accounting, the total purchase price is allocated to the net tangible and intangible assets acquired and liabilities assumed, based on various estimates of their respective fair values.

Insulet Corporation unaudited pro forma condensed combined balance sheet March 31, 2011

	Actual		Pro forma
	March 31, 2011		adjustments		Pro
(in thousands)	Insulet	Neighborhood Diabetes	Note 2		forma

ASSETS
Current assets
Cash and cash equivalents	$104,488	$63	$(37,855)	A	$66,696
Accounts receivable, net	15,009	9,011	(60)	H	23,960
Inventories	12,199	1,783	—		13,982
Prepaid expenses and other current assets	1,841	68	—		1,909
Deferred income tax assets	—	826	(826)	F	—

Total current assets	133,537	11,751	(38,741)		106,547
Property and equipment, net	14,256	391	—		14,647
Goodwill	—	4,722	62,347	A	30,631
			(5,420)	B
			(32,900)	C
			(4,722)	E
			4,722	E
			355	F
			1,627	I
			(120)	J
			20	K
Customer relationships	—	—	30,100	C	23,090
			(7,010)	D
Tradename	—	—	2,800	C	2,567
			(233)	D
Other assets	1,133	64	(9)	J	1,168
			(20)	K

Total assets	$148,926	$16,928	$12,796		$178,650

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$6,213	$2,074	$(60)	H	$8,227
Accrued expenses	8,742	1,738	(129)	J	10,351
Deferred revenue	1,842	—	—		1,842
Income taxes payable	—	271	—		271
Patient credit balances	—	796	—		796
Short term debt	—	3,438	—		3,438

Total current liabilities	16,797	8,317	(189)		24,925
Long-term debt	70,857	541	—		71,398
Deferred income tax liabilities	—	471	(471)	F	—
Other long-term liabilities	1,492	28	61	A	1,581

Total liabilities	89,146	9,357	(599)		97,904
Stockholders’ equity
Preferred stock, at par	—	2,300	(2,300)	B	—
Common stock, at par	46	—	1	A	47
Additional paid-in capital	453,435	399	24,430	A	477,865
			(399)	B
Retained earnings (accumulated deficit)	(393,701)	4,872	(2,721)	B	(397,166)
			(7,243)	D
			1,627	I

Total stockholders’ equity	59,780	7,571	13,395		80,746

Total liabilities and stockholders’ equity	$148,926	$16,928	$12,796		$178,650

Insulet Corporation unaudited pro forma condensed combined statement of operations three months ended March 31, 2011

	Actual
	Three months ended		Pro forma
	March 31, 2011		adjustments		Pro
(in thousands, except share and per share data)	Insulet	Neighborhood	Note 2		forma

Revenue	$28,258	$15,374	$(161)	G	$43,471
Cost of revenue	14,725	10,119	(161)	G	24,683

Gross profit	13,533	5,255	—		18,788
Operating expenses:
Research and development	4,589	—	—		4,589
General and administrative	7,211	4,312	1,252	D	12,775
Sales and marketing	9,006	—	—		9,006

Total operating expenses	20,806	4,312	1,252		26,370

Operating income (loss)	(7,273)	943	(1,252)		(7,582)

Interest income	37	20	—		57
Interest expense	(2,612)	(74)	—		(2,686)

Other expenses, net	(2,575)	(54)	—		(2,629)

Income (loss) before provision for income taxes	(9,848)	889	(1,252)		(10,211)

Provision for income taxes	—	(341)	341	I	—

Net income (loss)	$(9,848)	$548	$(911)		$(10,211)

Net loss per share basic and diluted	$(0.22)				$(0.22)

Weighted average number of shares used in calculating basic and diluted net loss per share	45,583,242		1,197,631	A	46,780,873

Insulet Corporation unaudited pro forma condensed combined statement of operations year ended
December 31, 2010

	Actual
	Year ended		Pro forma
	December 31, 2010		adjustments		Pro
(in thousands, except share and per share data)	Insulet	Neighborhood	Note 2		forma

Revenue	$96,966	$59,717	$(508)	G	$156,175
Cost of revenue	53,240	39,438	(508)	G	92,170

Gross profit	43,726	20,279	—		64,005
Operating expenses:
Research and development	16,566	—	—		16,566
General and administrative	26,667	16,719	5,991	D	49,377
Sales and marketing	34,695	—	—		34,695
Impairment of assets	4,431	—	—		4,431

Total operating expenses	82,359	16,719	5,991		105,069

Operating profit (loss)	(38,633)	3,560	(5,991)		(41,064)

Interest income	168	71	—		239
Interest expense	(22,694)	(538)	—		(23,232)

Other expenses, net	(22,526)	(467)	—		(22,993)

Income (loss) before provision for income taxes	(61,159)	3,093	(5,991)		(64,057)

Provision for income taxes	—	(1,286)	1,286	I	—

Net income (loss)	$(61,159)	$1,807	$(4,705)		$(64,057)

Net loss per share basic and diluted	$(1.54)				$(1.57)

Weighted average number of shares used in calculating basic and diluted net loss per share	39,607,899		1,197,631	A	40,805,530

Insulet Corporation notes to unaudited pro forma condensed combined financial statements

1.	Description of merger and basis of presentation

On June 1, 2011, we entered into the Acquisition Agreement whereby we paid total consideration of approximately $62.4 million, consisting of approximately $37.9 million of cash and 1,197,631 shares of common stock with a fair market value of $24.4 million, to acquire the outstanding preferred and common shares of Neighborhood Diabetes.

2.	Pro forma adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follow:

(A) To record the total consideration given by us of $37.9 million in cash, 1,197,631 shares of our common stock with a fair market value of approximately $24.4 million based on the closing price of the common stock on the date of the Acquisition and a liability of approximately $0.1 million which represents the fair value of the potential additional cash consideration provided under the Acquisition Agreement to the existing stockholders of Neighborhood Diabetes in exchange for their outstanding shares of Neighborhood Diabetes’ preferred and common stock.

(B) To record the elimination of the stockholders’ equity of Neighborhood Diabetes as of the merger date.

(C) To record the purchase price allocation to identifiable intangible assets acquired based on a third-party valuation.

(D) To record amortization expense related to the identifiable intangible assets acquired.

(E) To record the elimination of Neighborhood Diabetes’ goodwill.

(F) To establish a valuation allowance against Neighborhood Diabetes’ deferred income tax balances.

(G) To record the elimination of intercompany revenue and cost of revenue between us and Neighborhood Diabetes.

(H) To record the elimination of intercompany receivables and payables between us and Neighborhood Diabetes.

(I) To reflect the utilization of our operating losses on Neighborhood Diabetes’ provision for income taxes.

(J) To record the elimination of Neighborhood Diabetes’ deferred rent.

(K) To record the elimination of Neighborhood Diabetes’ loan acquisition costs.

The purchase price consists of the payment of approximately $37.9 million of cash, 1,197,631 shares of our common stock at the June 1, 2011 closing price of $20.40 per share and a liability of approximately $0.1 million related to the potential additional cash consideration. Of the approximately $37.9 million of cash, $6.6 million was placed in escrow for a period of 12 months as security for the Sellers’ indemnification obligations under the Acquisition Agreement. We performed a valuation of intangible assets and identified $30.1 million of customer relationship assets and $2.8 million of trade name assets. The useful life of the customer relationship assets was estimated to be 20 years and the useful life of the trade name assets was estimated to be 15 years. We are amortizing these identified assets over their estimated useful lives. The purchase price allocation has not been finalized and is subject to change upon recording of actual transaction costs and completion of valuations of tangible assets and liabilities. We are in the process of completing our assessment of the estimated fair value of Neighborhood Diabetes’ net assets acquired.

Selling stockholders

The following table, which was prepared based on information supplied to us by the selling stockholders, sets forth the names of the selling stockholders, the number of shares of common stock owned by each selling stockholder as of June 1, 2011 and the number of shares to be offered by the selling stockholders pursuant to this prospectus supplement. The table also provides information regarding the beneficial ownership of our common stock by the selling stockholders as adjusted to reflect the assumed sale of the shares offered under this prospectus supplement.

The number of shares disclosed in the table below as “beneficially owned” are those beneficially owned as determined under the rules of the SEC. Such information is not necessarily indicative of ownership for any other purpose. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security.

The percentage of beneficial ownership is based on 47,027,200 shares of voting common stock outstanding on March 31, 2011 after giving effect to the Acquisition. Unless otherwise indicated and subject to community property laws where applicable, the selling stockholders named in the following table have, to their knowledge, sole voting and investment power with respect to the shares beneficially owned by each of them.

	Beneficial ownership
	prior to offering			Beneficial ownership after offering
	Number of		Number of	Number of
	shares of		shares	shares of
	common		offered in	common
Name of selling stockholders	stock	Percentage	this offering	stock	Percentage

William D. Haylon(1)	238,396	0.5%	238,396	0	0%
Thomas C. Cronin(2)	238,396	0.5%	223,396	15,000	< 0.1%
Louis R. Belmonte, Jr.	129,211	0.3%	124,211	5,000	< 0.1%
Kathleen Belmonte(3)	129,211	0.3%	105,000	24,211	0.1%
Jeffrey Jacobs	23,483	< 0.1%	23,483	0	0%
Salix Ventures II, L.P.(4)	419,074	0.9%	419,074	0	0%
Salix Affiliates II, L.P.(5)	19,860	< 0.1%	19,860	0	0%

(1)	Following the consummation of the Acquisition on June 1, 2011, William D. Haylon continued in his position as Chairman of Neighborhood Diabetes. Mr. Haylon had no prior affiliations with us.

(2)	Following the consummation of the Acquisition on June 1, 2011, Thomas C. Cronin continued in his position as Chief Executive Officer of Neighborhood Diabetes. Mr. Cronin had no prior affiliations with us.

(3)	Following the consummation of the Acquisition on June 1, 2011, Kathleen Belmonte continued in her position as Chief Operating Officer of Neighborhood Diabetes. Ms. Belmonte had no prior affiliations with us.

(4)	Salix Ventures II, L.L.C. controls Salix Ventures II, L.P. (the “Fund”) as the general partner of the Fund. Christopher Grant, Jr., is the managing member of Salix Ventures II, L.L.C. (the “Parent Fund”). As the general partner of the Fund, the Parent Fund may be deemed to beneficially own the reported shares. As the managing member of the Parent Fund, Mr. Grant, Jr. may also be deemed to beneficially own these shares. Mr. Grant, Jr.’s beneficial ownership could be viewed to also include the shares identified as being held by Salix Affiliates II, L.P. See footnote (5) for additional information.

(5)	Salix Partners II, L.L.C. controls Salix Affiliates II, L.P. (the “Fund”) as the general partner of the Fund. Christopher Grant, Jr., is the managing member of Salix Partners II, L.L.C. (the “Parent Fund”). As the general partner of the Fund, the Parent Fund may be deemed to beneficially own the reported shares. As the managing member of the Parent Fund, Mr. Grant, Jr. may also be deemed to beneficially own these shares. Mr. Grant, Jr.’s beneficial ownership could be viewed to also include the shares identified as being held by Salix Ventures II, L.P. See footnote (4) for additional information.

Concurrent Convertible Notes Offering

Concurrently with this offering of common stock, we are offering, by means of the notes prospectus, $110 million aggregate principal amount of convertible notes. The underwriter of the Convertible Notes Offering has a 30 day option to purchase up to an additional $16.5 million aggregate principal amount of convertible notes to the extent it sells more than $110 million aggregate principal amount of convertible notes in the offering.

The convertible notes will bear interest at a rate of     % per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2011. The convertible notes will mature on June 15, 2016.

Holders may convert their convertible notes at their option at any time prior to the close of business on the business day immediately preceding March 15, 2016 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on September 30, 2011 (and only during such calendar quarter), if the last reported sale price per share of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on and including the last trading day of the immediately preceding calendar quarter is equal to or greater than 130% of the conversion price on each applicable trading day; (2) during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of convertible notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; (3) if we call any or all of the convertible notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the convertible notes called for redemption; or (4) upon the occurrence of specified corporate events described below. On or after March 15, 2016 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their convertible notes at any time, regardless of the foregoing circumstances. Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, as described in the prospectus for the offering of the convertible notes.

The conversion rate will initially be           shares of common stock per $1,000 principal amount of convertible notes (equivalent to an initial conversion price of approximately $      per share of common stock). The conversion rate will be subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date, we will increase the conversion rate for a holder who elects to convert its convertible notes in connection with such a corporate event in certain circumstances.

We may not redeem the convertible notes prior to June 20, 2014. We may redeem the convertible notes, at our option, in whole or in part, (1) on or after June 20, 2014 if the last reported sale price per share of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending within five trading days prior to the date on which we provide notice of redemption and (2) on or after June 20, 2015 regardless of the sale price condition described above, in each case at a redemption price equal to 100% of the principal amount of the convertible notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the convertible notes.

If we undergo a fundamental change, holders may require us to purchase for cash all or part of their convertible notes at a purchase price equal to 100% of the principal amount of the convertible notes to be purchased, plus accrued and unpaid interest to, but excluding, the fundamental change purchase date.

The convertible notes will be our senior unsecured obligations and will rank senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the convertible notes; equal in right of payment to any of our indebtedness that is not so subordinated; effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future liabilities of our subsidiaries.

We do not intend to apply to list the convertible notes on any securities exchange or any automated dealer quotation system.

We estimate that the net proceeds from the concurrent Convertible Notes Offering will be approximately $      million ($      million if the underwriter’s option to purchase additional notes is exercised in full), after deducting the underwriter’s discounts and estimated offering expenses of the Convertible Notes Offering. We will use the net proceeds for general corporate purposes, including the possible repurchase of our outstanding 5.375% convertible senior notes due 2013. Pending any use, as described above, we intend to invest the net proceeds in high-quality, short-term, interest bearing securities.

Description of capital stock

The following description of our common stock and preferred stock summarizes the material terms and provisions of our common stock and preferred stock. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our Eighth Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws, which are exhibits to the registration statement of which this prospectus forms a part, and by applicable law. We refer in this section to our Eighth Amended and Restated Certificate of Incorporation as our certificate of incorporation, and we refer to our Amended and Restated By-Laws as our by-laws. The terms of our common stock and preferred stock may also be affected by Delaware law.

Authorized capital stock

Our authorized capital stock consists of 100,000,000 shares of our common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. As of March 31, 2011 after giving effect to the Acquisition, we had 47,027,200 shares of common stock outstanding and no shares of preferred stock outstanding.

Common stock

Voting

Holders of our common stock are entitled to one vote per share on matters to be voted on by stockholders and also are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. Holders of our common stock have exclusive voting rights for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our certificate of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment.

Dividends

Holders of common stock are entitled to share ratably in any dividends declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock. Dividends consisting of shares of common stock may be paid to holders of shares of common stock. We have never declared or paid cash dividends on our capital stock. We do not intend to pay cash dividends in the foreseeable future.

Liquidation and dissolution

Upon our liquidation or dissolution, the holders of our common stock will be entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock outstanding at the time.

Our rights and restrictions

Our common stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Our common stock is not subject to redemption by us. Our certificate of incorporation and bylaws do not restrict the ability of a holder of common stock to transfer the stockholder’s shares of common stock. When we issue shares of common stock under this prospectus, the shares will be fully paid and non-assessable and will not have, or be subject to, any preemptive or similar rights.

Listing

Our common stock is listed on The NASDAQ Global Market under the symbol “PODD.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Preferred stock

Our certificate of incorporation provides that our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock, of which 40,000 are authorized for issuance of Series A Junior Participating Cumulative Preferred Stock, none of which are outstanding. Our board of directors may issue preferred stock in one or more series and has the authority to fix the rights, preferences, privileges and restrictions of this preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of a series, without further vote or action by the stockholders. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management.

Certain anti-takeover provisions of Delaware law and our certificate of incorporation and bylaws

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which generally has an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock held by stockholders. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by:

•	persons who are directors and also officers, and
•	employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Staggered board of directors

Our certificate of incorporation and by-laws provide that our board of directors be classified into three classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

Stockholder action; special meeting of stockholders

Our certificate of incorporation provides that our stockholders may not take any action by written consent, but only may take action at duly called annual or special meetings of stockholders. Our by-laws further provide that special meetings of our stockholders may be only called by our board of directors with a majority vote of our board of directors.

Stockholder rights plan; series A junior participating cumulative preferred stock

On November 14, 2008, our board of directors adopted a Stockholder Rights Plan, pursuant to which all stockholders of record as of the close of business on November 15, 2008 received rights to purchase shares of a newly-created series of preferred stock. Each right entitles the registered holder to purchase from us one ten-thousandth of a share of Series A Junior Participating Cumulative Preferred Stock, par value $0.001 per share, of the Company at an exercise price of $35.00 per right, subject to adjustment. Initially each right is attached to and trades with our common stock and is not currently exercisable. Each right will separate and become exercisable upon the earlier of (1) the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock (which includes for this purpose stock subject to a derivative transaction or an acquired derivative security), other than as a result of repurchases of stock by us or certain inadvertent actions by a shareholder or (2) the close of business on the tenth business day (or such later day as our board of directors may determine) following the commencement of a tender offer or exchange offer that could result upon its consummation in a person or group becoming the beneficial owner of 15% or more of the outstanding shares of our common stock.

If a person or group acquires 15% or more of our outstanding common stock, all right holders, except such person or group, will be entitled to acquire our common stock at a discount. In the event that we (i) consolidate with, or merge with and into, any other person, and we are not the continuing or surviving corporation, (ii) any person consolidates with us, or merges with and into us and we are the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of our common stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or (iii) 50% or more of our assets or earning power is sold, mortgaged or otherwise transferred, each holder of a right will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the right.

Until a right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for units, other securities of ours, other consideration or for common stock of an acquiring company.

Our board of directors may terminate the Stockholder Rights Plan at any time, amend the Stockholder Rights Plan without the approval of any holders of the rights or redeem the rights prior to the time a person or group acquires 15% or more of our common stock. The rights are protected by customary anti-dilution provisions and will expire on November 15, 2018. The rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors.

Advance notice requirements for stockholder proposals and director nominations

Our by-laws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice needs to be delivered to our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders. Our by-laws will also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but unissued shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions, employee benefit plans and stockholder rights plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Removal of directors

Our certificate of incorporation provides that a director on our board of directors may be removed from office only with cause and only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of our directors.

Certain material U.S. federal income tax considerations

The following is a summary of certain material U.S. federal income tax considerations of the ownership of shares of our common stock. This summary deals only with a share of our common stock held as a capital asset by a holder who purchases the shares at their initial offering price and does not represent a detailed description of the U.S. federal income tax considerations applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding our common stock as part of a hedging, integrated or conversion transaction or a straddle or a person deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code of 1986, as amended, or the Code;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	an entity that is treated as a partnership for U.S. federal income tax purposes;

•	a U.S. person whose “functional currency” is not the U.S. dollar;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”; or

•	a U.S. expatriate.

The summary is based upon the provisions of the Code, and applicable regulations, rulings and judicial decisions in effect as of the date hereof. Those authorities may be changed, perhaps retroactively, or may be subject to differing interpretations, so as to result in U.S. federal income tax considerations different from those summarized below. This summary does not address all aspects of U.S. federal income taxes, does not deal with all tax considerations that may be relevant to holders in light of their personal circumstances and does not address any alternative minimum, state, local, foreign, estate or gift tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of a share of our common stock that is:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

The term “non-U.S. holder” means a beneficial owner of a share of our common stock that is a non-resident alien individual, a foreign corporation or a foreign estate or trust for U.S. federal income tax purposes.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your own tax advisors.

If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the particular U.S. federal tax consequences to you of the ownership of the shares of our common stock in light of your own specific situation, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

U.S. holders

The following discussion is a summary of certain U.S. federal income tax considerations that are applicable to you if you are a U.S. holder of our common stock.

Dividends

Distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits. However, with respect to dividends you receive for taxable years beginning before January 1, 2013, if you are an individual, such dividends are generally taxed at the lower applicable long-term capital gains rates, provided certain holding period and other requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. If you are a corporation, dividends you receive may be eligible for a dividends-received deduction, subject to applicable limitations.

Sale, exchange or other disposition of shares of common stock

Upon the sale, exchange or other taxable disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) your tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the taxable disposition. The deductibility of capital losses is subject to certain limitations under the Code.

Information reporting and backup withholding

Information reporting requirements generally will apply to payments of dividends on shares of our common stock and to the proceeds of a sale of shares of our common stock paid to you unless you are an exempt recipient such as a corporation. Backup withholding will apply to those payments if you fail to provide your correct taxpayer identification number, certification of exempt status, or if you fail to report in full interest and dividend income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service (the IRS).

New legislation

Newly enacted legislation requires certain U.S. holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Non-U.S. holders

The following is a summary of certain U.S. federal tax considerations applicable to you if you are a non-U.S. holder of shares of our common stock.

Dividends

Any dividends paid to you with respect to the shares of our common stock will, in general, be subject to withholding tax at a 30% rate (or lower applicable income tax treaty rate). A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Dividends that are effectively connected with the conduct of a trade or business within the United States and, if required by an applicable tax treaty, are attributable to a permanent establishment in the United States, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate).

Sale, exchange, or other disposition of shares of common stock

Any gain recognized on the sale, exchange or other taxable disposition of shares of our common stock generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment);

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale, exchange or other taxable disposition under regular graduated U.S. federal income tax rates. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, exchange or other taxable disposition, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States. If you are a foreign corporation that falls under the first bullet point above, you will be subject to tax on your net gain in the same manner as if you were a U.S. person as defined under the Code and, in addition, you may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe that we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Information reporting and backup withholding

Generally, we must report to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividend payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

No information reporting or backup withholding will be required regarding the proceeds of the sale of shares of our common stock made within the U.S. or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

New legislation

Under recently enacted legislation, a relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 to (i) a foreign financial institution (as specially defined for this purpose) unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements, or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements. Non-U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership of our common stock.

Underwriting

We and the selling stockholders will enter into an underwriting agreement with J.P. Morgan Securities LLC, representative of the underwriters listed in the table below. Pursuant to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC	768,947
Canaccord Genuity Inc.	384,473

Total	1,153,420

The underwriters are committed to purchase all the shares of common stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts to be paid to the underwriters in connection with this offering.

Paid by us

Per Share	$
Total	$

We estimate that the total expenses of this offering to be paid by us, including registration, filing and listing fees, printing fees and legal and accounting expenses will be approximately $108,000.

We have agreed that, for a period of 90 days after the date of this prospectus supplement, we will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities LLC, other than (A) the shares of common stock to be offered and sold hereunder, (B) any shares of our common stock issued upon the exercise of options granted under employee stock option plans existing on the date of this prospectus supplement, (C) any shares of our common stock issued upon exercise of any warrants outstanding on the date of this prospectus supplement, (D) any employee stock options or restricted stock issued pursuant to employee stock option plans existing at the date of this prospectus supplement, (E) the shares of our common stock issued upon conversion or exchange of outstanding convertible notes pursuant to the terms of the instruments governing such securities as in effect on the date of this prospectus supplement, (F) any of our securities issued upon the conversion, swap or exchange of convertible notes outstanding as of the date of this prospectus supplement, (G) the filing and effectiveness under the Securities Act of any registration statement on Form S-8 relating to inducement grants made by us prior to the date of this prospectus supplement and (H) any of our convertible notes issued, offered and sold in the Convertible Notes Offering and any shares of our common stock issuable upon the conversion of the convertible notes offered thereby.

In addition, the selling stockholders have agreed, for a period of 90 days after the date of this, that they will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, our common stock or such other securities of ours which may be deemed to be beneficially owned by such selling stockholder in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or any such other securities of ours, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities of ours, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock without the prior written consent of J.P. Morgan Securities LLC, in each case other than the shares of our common stock to be sold by such selling stockholder pursuant to this prospectus supplement.

In addition, our directors and executive officers have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which they have agreed that, without the prior written consent of J.P. Morgan Securities LLC on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus supplement, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, our common stock or such other securities of ours which may be deemed to be beneficially owned by the directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities of ours, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities of ours, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for our common stock.

Notwithstanding the foregoing, our directors and executive officers may transfer their shares of our common stock or securities convertible into or exchangeable for our common stock (1) pursuant to a Trading Plan under Rule 10b5-1 of the Exchange Act (a “10b5-1 Trading Plan”) of the director or executive officer in effect on the date of this prospectus supplement, (2) as a bona fide gift or gifts or by will or intestacy, or (3) to any trust for the direct or indirect benefit of the director or executive officer or an immediate family.

In addition, notwithstanding the foregoing, the director or executive officer may enter into a new 10b5-1 Trading Plan so long as (a) the director or executive officer will not, during the period ending 90 days after the date of this prospectus supplement, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, our common stock or such other securities of ours which may be deemed to be beneficially owned by the director or executive officer in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities of ours, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities of ours, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock and (b) no filing or other public announcement by any party (donor, donee, transferor, transferee, pledgor or pledgee) under the Exchange Act shall be required or shall be voluntarily made in connection with such entry into a new 10b5-1 Trading Plan.

We have agreed to indemnify the selling stockholders and the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the NASDAQ Global Market under the symbol “PODD.”

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. J.P. Morgan Securities LLC is acting as sole book-running manager of the concurrent Convertible Notes Offering by us in an underwritten public offering.

Selling restrictions

With respect to offers and sales of our securities that are the subject of this prospectus:

•	offers or sales of any of such securities to persons in the United Kingdom are prohibited in circumstances which have resulted in or will result in such securities being or becoming the subject of an offer of transferable securities to the public as defined in Section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA;

•	all applicable provisions of the FSMA must be complied with, with respect to anything done in relation to such securities in, from or otherwise involving the United Kingdom; and

•	any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received in connection with the issue or sale of such securities shall only be communicated, or be caused to be communicated, in circumstances in which Section 21(1) of the FSMA does not apply to us.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date it has not made and will not make an offer of our securities which are the subject of this prospectus supplement to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of J.P. Morgan Securities LLC for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of securities to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

You should be aware that the laws and practices of certain countries require investors to pay stamp taxes and other charges in connection with purchases of securities.

Legal matters

Certain legal matters relating to the common stock offered hereby will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of our internal controls over financial reporting as of December 31, 2010, as set forth in their reports, which are incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The consolidated financial statements of Neighborhood Diabetes as of June 30, 2010 and 2009 and for each of the three years in the period ended June 30, 2010 incorporated in this prospectus supplement by reference to our Current Report on Form 8-K filed with the SEC on June 7, 2011, have been audited by Cowan Bolduc Doherty LLC, independent public accounting firm, as stated in its report with respect thereto also incorporated in this prospectus supplement by reference to such Current Report.

Incorporation of documents by reference

We incorporate by reference into this prospectus supplement the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any filings after the date of this prospectus supplement (other than information furnished pursuant to Item 2.01, Item 7.01 or certain exhibits furnished pursuant to Item 9.01 of Form 8-K), until we have sold all of the shares of common stock to which this prospectus supplement relates or the offering is otherwise terminated. The information incorporated by reference herein is an important part of this prospectus supplement. Any statement in a document incorporated by reference in this prospectus supplement will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus supplement, (2) the accompanying prospectus or (3) any other subsequently filed document that is incorporated by reference herein or therein, modifies or supersedes such statement.

•	Quarterly Report on Form 10-Q for the three months ended March 31, 2011, which was filed with the SEC on May 10, 2011 and amended on June 10, 2011;

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which was filed with the SEC on March 10, 2011;

•	The information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 from our definitive proxy statement on Schedule 14A (other than information furnished rather than filed), which was filed with the SEC on March 11, 2011;

•	Current Reports on Form 8-K (other than information furnished and not filed), which were filed with the SEC on January 10, 2011, May 6, 2011, and June 7, 2011;

•	The description of our common stock contained in the Registration Statement on Form 8-A, which was filed on May 11, 2007, and all amendments and reports updating such description; and

•	The description of our preferred stock purchase rights contained in the Registration Statement on Form 8-A, which was filed on November 20, 2008 and amended registration statement on Form 8-A/A, which was filed on September 28, 2009, and all amendments and reports filed for the purpose of updating such description.

We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered, upon the written or oral request of such person, a copy of any or all of the documents that have been incorporated herein by reference, but are not delivered with this prospectus supplement, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to:

Insulet Corporation
9 Oak Park Drive
Bedford, Massachusetts 01730
Attn: Secretary

You should rely only on the information included or incorporated by reference in or provided in accordance with, this prospectus supplement.

Where you can find more information

We file our annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect and copy the materials we have filed with the SEC at the public reference room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC’s Internet site at http://www.sec.gov.

Our website is www.insulet.com. We make our annual reports, quarterly reports, current reports, and proxy statements available free of charge on our website as soon as reasonably practicable as we file these reports with the SEC. Information contained on, or accessible through, our website is not incorporated herein or a part of this prospectus supplement, except as explicitly incorporated by reference in “Incorporation of documents by reference.”

PROSPECTUS

1,197,631 Shares

Common Stock

This prospectus relates to the potential resale, from time to time, of up to 1,197,631 shares of our common stock previously issued to the selling stockholders named in the section entitled “Selling Stockholders” of this prospectus. We are filing the registration statement, of which this prospectus is a part, at this time to fulfill contractual obligations under the agreement and plan of merger we entered into on June 1, 2011 with Nectar Acquisition I Corporation, Neighborhood Holdings, Inc. and the subsidiaries of Neighborhood Holdings, Inc.

The Selling Stockholders may sell the shares of our common stock described in this prospectus in a number of different ways and at varying prices. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus. We will not receive any proceeds from any sale of the shares of our common stock to be registered hereunder. The Selling Stockholders will receive all of the net proceeds from the sale of such shares.

Our common stock trades on The NASDAQ Global Market under the symbol “PODD.” On June 3, 2011, the last reported sale price of our common stock on The NASDAQ Global Market was $18.97 per share.

Investing in shares of our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” contained in this prospectus and under similar headings in any applicable prospectus supplement, any related free writing prospectus and the documents that are incorporated by reference into this prospectus and any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 6, 2011

Prospectus

ABOUT THIS PROSPECTUS

This prospectus is part of a resale registration statement that we filed with the Securities and Exchange Commission, or the SEC, under which the Selling Stockholders named under the caption “Selling Stockholders” in this prospectus, and as supplemented by any applicable prospectus supplement, may sell some or all of their shares of our common stock from time to time in one or more transactions. This prospectus provides you with a general description of the method in which the Selling Stockholders may sell such shares of our common stock. A prospectus supplement may add, update or change information contained in this prospectus.

We and the Selling Stockholders have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus, any applicable prospectus supplement or any relevant free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the Selling Stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Selling Stockholders are offering to sell, and soliciting offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus, any applicable prospectus supplement and any relevant free writing prospectus, as well as the information we file with the SEC and incorporated by reference in this prospectus and any applicable prospectus supplement, is accurate only as to the date of the document, regardless of the time of delivery of the prospectus, any applicable prospectus supplement or of any sale of the common stock.

You should carefully read this prospectus, any applicable prospectus, any related free writing prospectus and any documents that are incorporated by reference into this prospectus and any applicable prospectus supplement. These documents contain important information you should consider when making your investment decision. See “Where You Can Find More Information.”

Unless expressly stated otherwise, all references in this prospectus to “the Company,” “Insulet,” “we,” “us,” “our” or similar references mean Insulet Corporation and its subsidiaries on a consolidated basis. References to “Neighborhood Diabetes” refer to Neighborhood Holdings, Inc., a Delaware corporation, and its subsidiaries on a consolidated basis, which we acquired on June 1, 2011. The term “Selling Stockholders” refers to the selling stockholders named in this prospectus under the caption “Selling Stockholders.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein and therein contain, or will contain, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including those related to our recently announced acquisition of Neighborhood Diabetes. We may, in some cases, use words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “target,” “will,” “would” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to:

•	our historical operating losses;

•	our dependence on the OmniPod System;

•	our ability to achieve and maintain market acceptance of the OmniPod System;

•	our ability to increase customer orders and manufacturing volume;

•	our ability to decrease manufacturing costs and improve our margins;

•	adverse changes in general economic conditions;

•	potential adverse effects of healthcare reform legislation;

•	our ability to raise additional funds in the future;

•	our ability to anticipate and effectively manage risks associated with doing business internationally, particularly in China;

•	our dependence on third-party manufacturers and suppliers;

•	our ability to obtain favorable reimbursement from third-party payors for the OmniPod System and potential adverse changes in reimbursement rates or policies relating to the OmniPod;

•	potential adverse effects resulting from competition;

•	technological innovations adversely affecting our business;

•	potential termination of our license to incorporate a blood glucose meter into the OmniPod System;

•	our ability to protect our intellectual property and other proprietary rights;

•	conflicts with the intellectual property of third parties;

•	adverse regulatory or legal actions relating to the OmniPod System;

•	the potential violation of federal or state laws prohibiting “kickbacks” and false and fraudulent claims or adverse effects of challenges to or investigations into our practices under these laws;

•	product liability lawsuits that may be brought against us;

•	unfavorable results of clinical studies relating to the OmniPod System or the products of our competitors;

•	our ability to expand and maintain our customer base;

•	our ability to attract and retain key personnel;

•	our ability to manage our growth;

•	potential adverse effects of any acquisitions or investments;

•	our ability to maintain compliance with the restrictions and covenants related to our indebtedness;

•	our ability to successfully maintain effective internal controls;

•	our ability to successfully manage and integrate the business acquired from Neighborhood Diabetes;

•	our ability to obtain consent and waivers to change of control provisions in Neighborhood Diabetes’ agreements with certain of its key partners;

•	our ability to successfully compete in the lines of business in which Neighborhood Diabetes is engaged that are new to us;

•	the volatility of the price of our common stock;

•	and other risks and uncertainties described in “Risk Factors,” including those related to the acquisition of Neighborhood Diabetes and the risks related to the business of Neighborhood Diabetes included in our Current Report on Form 8-K dated June 1, 2011, and in our Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on March 10, 2011.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on these forward-looking statements because such statements speak only as to the date when made. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements.

ABOUT INSULET CORPORATION

We are a medical device company that develops, manufactures and markets an innovative, discreet and easy-to-use insulin infusion system for people with insulin-dependent diabetes. Our proprietary OmniPod Insulin Management System, or OmniPod System, which consists of our OmniPod disposable insulin infusion device and our handheld, wireless Personal Diabetes Manager, is the only commercially-available insulin infusion system of its kind. Conventional insulin pumps require people with insulin-dependent diabetes to learn to use, manage and wear a number of cumbersome components, including up to 42 inches of tubing. In contrast, the OmniPod System features only two discreet, easy-to-use devices that eliminate the need for a bulky pump, tubing and separate blood glucose meter, provide for virtually pain-free automated cannula insertion, communicate wirelessly and integrate a blood glucose meter. We believe that the OmniPod System’s unique proprietary design offers significant lifestyle benefits to people with insulin-dependent diabetes.

The U.S. Food and Drug Administration, or FDA, approved the OmniPod System in January 2005. In October 2005, we shipped our first commercial OmniPod System. We have progressively expanded our marketing efforts from an initial focus in the Eastern United States to having availability of the OmniPod System in the entire United States. In January 2010, we entered into a five year distribution agreement with Ypsomed Distribution AG, or Ypsomed, to become the exclusive distributor of the OmniPod System in eleven countries, subject to approved reimbursement. Through our partnership with Ypsomed, the OmniPod System is now available in seven markets, namely Germany, the United Kingdom, France, the Netherlands, Sweden, Norway and Switzerland. We expect that Ypsomed will begin distribution of the OmniPod System, subject to approved reimbursement, in the other markets under the agreement in the last half of 2011 and 2012. In February 2011, we entered into a distribution agreement with GlaxoSmithKline Inc., or GSK, to become the exclusive distributor of the OmniPod System in Canada. We expect that GSK will begin distributing the OmniPod System in Canada, subject to approved reimbursement, in the next few months. We focus our sales initiatives towards key diabetes practitioners, academic centers and clinics specializing in the treatment of diabetes patients, as well as individual diabetes patients. In May 2011, we submitted a Form 510K with the FDA to request approval of our next generation OmniPod System. The new OmniPod is approximately a third smaller in size, 25% lighter in weight and a third less expensive for us to produce. Once approved, we expect to transition our customer base over a six to twelve month period to the next generation OmniPod.

Insulet Corporation is a Delaware corporation formed in 2000. Our principal executive offices are located at 9 Oak Park Drive, Bedford, Massachusetts 01730, and our telephone number is (781) 457-5000. Our website address is http://www.insulet.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider it part of this prospectus.

RISK FACTORS

Investing in our securities involves significant risks. Please see the risk factors under the heading “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010 and described in our Current Report on Form 8-K dated June 1, 2011, which are on file with the SEC and are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any applicable prospectus supplement. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock registered hereunder by the Selling Stockholders.

SELLING STOCKHOLDERS

This prospectus relates to the resale from time to time of up to a total of 1,197,631 shares of our common stock by the Selling Stockholders. Pursuant to the terms of the agreement and plan of merger, dated June 1, 2011, that we entered into with Nectar Acquisition I Corporation, a Delaware corporation and wholly-owned subsidiary (the “Merger Sub”), Neighborhood Diabetes and the subsidiaries of Neighborhood Diabetes, we issued a total of 1,197,631 shares of our common stock to the stockholders of Neighborhood Diabetes as partial consideration to acquire Neighborhood Diabetes (the “Acquisition”) and filed a registration statement on Form S-3, of which this prospectus constitutes a part, to permit the Selling Stockholders to resell to the public the shares of our common stock issued to them in connection with the Acquisition.

The following table, which was prepared based on information supplied to us by the Selling Stockholders, sets forth the names of the Selling Stockholders, the number of shares of common stock owned by each selling stockholder as of June 1, 2011 after giving effect to the Acquisition and the number of shares to be offered by the Selling Stockholders pursuant to this prospectus. The table also provides information regarding the beneficial ownership of our common stock by the Selling Stockholders as adjusted to reflect the assumed sale of the shares offered under this prospectus.

The number of shares disclosed in the table below as “beneficially owned” are those beneficially owned as determined under the rules of the SEC. Such information is not necessarily indicative of ownership for any other purpose. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security.

The percentage of beneficial ownership is based on 47,229,107 shares of voting common stock outstanding on June 1, 2011 after giving effect to the Acquisition. Unless otherwise indicated and subject to community property laws where applicable, the Selling Stockholders named in the following table have, to their knowledge, sole voting and investment power with respect to the shares beneficially owned by each of them.

	Beneficial Ownership			Beneficial Ownership
	Prior to Offering		Number of	after Offering
	Number of		Shares	Number of
	Shares of		Offered in	Shares of
Name of Selling Stockholders	Common Stock	Percentage	this Offering	Common Stock	Percentage

William D. Haylon(1)	238,396	0.5%	238,396	0	0%
Thomas C. Cronin(2)	238,396	0.5%	238,396	0	0%
Louis R. Belmonte, Jr.	129,211	0.3%	129,211	0	0%
Kathleen Belmonte(3)	129,211	0.3%	129,211	0	0%
Jeffrey Jacobs	23,483	0.0%	23,483	0	0%
Salix Ventures II, L.P.(4)	419,074	0.9%	419,074	0	0%
Salix Affiliates II, L.P.(5)	19,860	0.0%	19,860	0	0%

(1)	Following the consummation of the merger of Neighborhood Diabetes with a subsidiary of ours on June 1, 2011, William D. Haylon continued in his position as Chairman of Neighborhood Diabetes. Mr. Haylon had no prior affiliations with us.

(2)	Following the consummation of the merger of Neighborhood Diabetes with a subsidiary of ours on June 1, 2011, Thomas C. Cronin continued in his position as Chief Executive Officer of Neighborhood Diabetes. Mr. Cronin had no prior affiliations with us.

(3)	Following the consummation of the merger of Neighborhood Diabetes with a subsidiary of ours on June 1, 2011, Kathleen Belmonte continued in her position as Chief Operating Officer of Neighborhood Diabetes. Ms. Belmonte had no prior affiliations with us.

(4)	Salix Ventures II, L.L.C. controls Salix Ventures II, L.P. (the “Fund”) as the general partner of the Fund. Christopher Grant, Jr., is the managing member of Salix Ventures II, L.L.C. (the “Parent Fund”). As the general partner of the Fund, the Parent Fund may be deemed to beneficially own the reported shares. As the managing member of the Parent Fund, Mr. Grant, Jr. may also be deemed to beneficially own these shares. Mr. Grant, Jr.’s beneficial ownership could be viewed to also include the shares identified as being held by Salix Affiliates II, L.P. See footnote (5) for additional information.

(5)	Salix Partners II, L.L.C. controls Salix Affiliates II, L.P. (the “Fund”) as the general partner of the Fund. Christopher Grant, Jr., is the managing member of Salix Partners II, L.L.C. (the “Parent Fund”). As the general partner of the Fund, the Parent Fund may be deemed to beneficially own the reported shares. As the managing member of the Parent Fund, Mr. Grant, Jr. may also be deemed to beneficially own these shares. Mr. Grant, Jr.’s beneficial ownership could be viewed to also include the shares identified as being held by Salix Ventures II, L.P. See footnote (4) for additional information.

PLAN OF DISTRIBUTION

The Selling Stockholders may sell, transfer or otherwise dispose of any or all of their shares of common stock listed elsewhere in this prospectus from time to time on The NASDAQ Global Market, any other exchange or automated interdealer quotation system on which the shares of our common stock are then listed, in the over-the-counter market, in privately negotiated transactions, or in any other legal manner, at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. Any child, spouse, or trust for the benefit, of a selling stockholder or, in the case of a partnership, limited liability company or corporation, in which the selling stockholder is a partner, member or stockholder, who are pledgees, donees, transferees, or other successors in interest of any of the named Selling Stockholders that received shares of common stock from a named selling stockholder as a non-sale-related transfer after the date of this prospectus may also use this prospectus and are included when we refer to “Selling Stockholders” in this prospectus. Without limiting the foregoing, Selling Stockholders may sell the shares of common stock by one or more of the following methods:

•	block trades (which may include cross trades) in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

•	an exchange distribution or secondary distribution in accordance with the rules of any stock exchange on which the shares are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	an offering at other than a fixed price on or through the facilities of any stock exchange on which the shares are listed or to or through a market maker other than on that stock exchange;

•	through the writing or settlement of options or other hedging or derivative transactions, whether through an options exchange or otherwise;

•	privately negotiated transactions, directly or through agents;

•	through the distribution of the shares by any selling stockholder to its partners, members or stockholders;

•	by pledge to secure debts or other obligations;

•	one or more underwritten offerings;

•	agreements between a broker or dealer and one or more of the Selling Stockholders to sell a specified number of the shares at a stipulated price per share; and

•	any combination of any of these methods of sale or distribution, or any other method permitted by applicable law.

The Selling Stockholders may also transfer the shares of our common stock by gift.

The Selling Stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares of our common stock. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the shares of our common stock at a stipulated price per security. If the broker-dealer is unable to sell shares acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The Selling Stockholders may also sell the shares in accordance with Rule 144 under the Securities Act rather than pursuant to this prospectus, regardless of whether the shares are covered by this prospectus.

In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these shares to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these shares. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one of one or more derivative securities which require the delivery to such broker-dealers or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the shares of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions. Neither the delivery of any prospectus, or any prospectus supplement, nor any other action taken by a selling stockholder or any purchaser relating to the purchase or sale of shares under this prospectus shall be treated as an admission that any of them is an “underwriter” within the meaning of the Securities Act relating to the sale of any shares. The Selling Stockholders may agree to indemnify any agent, broker or dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

The Selling Stockholders and other persons participating in the sale or distribution of the shares of our common stock will be subject to applicable provisions of the Exchange Act and the related rules and regulations adopted by the SEC, which may include Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the Selling Stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

We have agreed to indemnify the Selling Stockholders, any underwriter and their respective officers, directors, employees, agents and representatives, and each person who controls any of them within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against specified liabilities, including liabilities under the federal securities laws. The Selling Stockholders have agreed to indemnify us (and our officers, directors, employees, agents and representatives), any underwriter or other selling stockholder (and their respective officers, directors, employees, agents and representatives) and each person who controls any of them, against specified liabilities arising from information provided by the Selling Stockholder for use in this prospectus, including liabilities under the federal securities laws.

The shares of our common stock offered hereby were originally issued to the Selling Stockholders pursuant to an exemption from the registration requirements of the Securities Act. We agreed to register the shares under the Securities Act, and, subject to certain limitations, to keep the registration statement of which this prospectus is a part effective, as to any selling stockholder, until the earlier of (i) the first anniversary of the closing date of the Acquisition pursuant to which the Selling Stockholders acquired their shares of our common stock registered hereunder or (2) such time as all of the shares of our common stock registered hereby are no longer held by the Selling Stockholders or certain permitted transferees. Other than expenses incurred by the Selling Stockholders, we have agreed to bear all reasonable expenses incurred in connection with the registration of the common stock offered by the Selling Stockholders. We have also agreed to reimburse the Selling Stockholders for any underwriting discounts and commissions in connection with one underwritten offering of their shares of our common stock registered hereby.

The aggregate proceeds to the Selling Stockholders from the sale of common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

We can not assure you that the Selling Stockholders will sell all or any portion of the shares of our common stock offered hereby. Once sold under the registration statement of which this prospectus forms a part, the shares of our common stock will be freely tradable in the hands of persons other than our affiliates.

To the extent required in connection with any sale, transfer or other disposition by a selling stockholder, this prospectus may be amended or supplemented on a continual basis to describe:

•	a specific plan of distribution;

•	the names of the Selling Stockholders;

•	the aggregate number of shares to be sold;

•	the purchase price;

•	the public offering price;

•	if applicable, the names of any underwriter, agent or broker-dealer;

•	the names of any agents, dealer or underwriter;

•	any applicable commissions, discounts, concessions, fees or other items constituting compensation to underwriters, agents or broker-dealers with respect to the particular transaction (which may exceed customary commissions or compensation); and

•	other facts material to the transaction.

In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of our internal controls over financial reporting as of December 31, 2010, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The consolidated financial statements of Neighborhood Diabetes as of June 30, 2010 and 2009 and for each of the three years in the period ended June 30, 2010, incorporated in this prospectus and elsewhere in this registration statement by reference to our Current Report on Form 8-K dated June 1, 2011 filed with the SEC, have been audited by Cowan Bolduc Doherty LLC, independent public accounting firm, as stated in its report with respect thereto also incorporated in this prospectus by reference to such Current Report.

LEGAL MATTERS

Goodwin Procter LLP, Boston, Massachusetts has passed upon the validity of the securities offered by this prospectus. Any underwriters will also be advised about the validity of the securities and other legal matters by their own counsel, which will be named in the prospectus supplement.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information that we file with them. Incorporation by reference means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus and later information that we file with the SEC will automatically update and supersede the information in this prospectus, any supplement and the documents listed below. Our SEC file number is 001-33462. We incorporate by reference the specific documents listed below.

•	Quarterly Report on Form 10-Q for the three months ended March 31, 2011, which was filed with the SEC on May 10, 2011;

•	Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on March 10, 2011;

•	The information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2010 from our definitive proxy statement on Schedule 14A (other than information furnished rather than filed), which was filed with the SEC on March 11, 2011;

•	Current Reports on Form 8-K (other than information furnished and not filed), which were filed with the SEC on January 10, 2011 and May 6, 2011;

•	The description of our common stock contained in the registration statement on Form 8-A, which was filed on May 11, 2007, and all amendments and reports updating such description; and

•	The description of our preferred stock purchase rights contained in the registration statement on Form 8-A, which was filed on November 20, 2008 and amended registration statement on Form 8-A/A, which was filed on September 28, 2009, and all amendments and reports updating such description.

All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus (other than information furnished pursuant to Item 2.01, Item 7.01 or Item 8.01 of Form 8-K), until we have sold all of the shares of our common stock to which this prospectus relates or the offering is otherwise terminated shall also be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of those documents. Any statement contained in this prospectus or in a previously filed document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in (1) this prospectus, (2) any applicable prospectus supplement or (3) any other subsequently filed document that is or was deemed to be incorporated by reference herein or therein, modifies or supersedes such statement this prospectus or in any other subsequently filed document that also is or was deemed to be incorporated by reference in this prospectus, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The information relating to us contained in this prospectus should be read together with any applicable prospectus supplement, any relevant free writing prospectus we have filed or may file with the SEC and any information in the documents incorporated by reference in this prospectus or any applicable prospectus supplement.

Upon oral or written request and at no cost to the requester, we will provide to any person, including a beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). All requests should be made to: Insulet Corporation, 9 Oak Park Drive, Bedford, Massachusetts 01730, Attn: Secretary. Telephone requests may be directed to the Secretary at (781) 457-5000. You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement or any relevant free writing prospectus authorized for use in connection with the proposed offering. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, any applicable prospectus supplement, any relevant free writing prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

WHERE YOU CAN FIND MORE INFORMATION

We file our annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect and copy the materials we have filed with the SEC at the public reference room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC’s Internet site at http://www.sec.gov.

Our website is http://www.insulet.com. We make our annual reports, quarterly reports, current reports, and proxy statements available free of charge on our website as soon as reasonably practicable as we file these reports with the SEC. Information contained on, or accessible through, the website is not incorporated herein or a part of this prospectus, except as explicitly incorporated by reference in “Incorporation of Documents by Reference.”

1,153,420 shares

INSULET CORPORATION

Prospectus supplement

Sole book-running manager

J.P. Morgan

Lead manager

Canaccord Genuity

June   , 2011

We, the selling stockholders and the underwriters have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any relevant free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, the shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of the shares.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the convertible notes or possession or distribution of this prospectus supplement in that jurisdiction. Persons who come into possession of this prospectus supplement in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement applicable to that jurisdiction.